FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes             No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes             No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements for the Three-month Periods ended March 31, 2003 and 2004.
2.	Management Discussion and Analysis of the Consolidated Financial Statements as of March 31, 2004.

Item 1.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE FINANCIAL STATEMENTS
for the three month periods ended
March 31, 2004 and 2003
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Accountants' Review Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos

UF:	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$:	Thousands of US dollars

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2004 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2004)

ASSETS	Notes	2004	2003
		ThCh$	ThCh$
CURRENT ASSETS
Cash and bank		8,554,441	14,439,879
Time deposits		1,687,447	31,695,160
Marketable securities, net	(4)	47,630,819	92,158,470
Trade receivable, net	(5)	204,764,411	208,547,148
Notes receivable, net	(5)	6,824,217	6,287,342
Sundry debtors, net	(5)	9,658,271	19,437,244
Due from related companies	(6a )	19,919,290	22,557,213
Inventories, net		19,029,808	12,564,738
Recoverable taxes		15,832,430	21,091,720
Prepaid expenses		7,748,219	8,934,052
Deferred taxes	(7b )	17,481,325	24,255,749
Other current assets	(8)	74,045,158	33,194,741
TOTAL CURRENT ASSETS		433,175,836	495,163,456
PROPERTY, PLANT AND EQUIPMENT	(9)
Land		27,517,671	27,487,880
Constructions and infrastructure works		184,776,167	184,215,050
Machinery and equipment		3,456,300,581	3,335,099,028
Other property, plant and equipment		345,714,585	403,673,301
Technical revaluation		9,178,918	9,175,583
Accumulated depreciation (less)		2,251,299,904	2,043,217,703
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,772,188,018	1,916,433,139
OTHER NON-CURRENT ASSETS
Investment in related companies	(10)	10,166,660	42,270,171
Investment in other companies		3,835	3,835
Goodwill	(11)	154,512,202	176,567,096
Long-term debtors	(5)	31,416,651	36,430,116
Intangibles	(12)	40,936,366	32,527,358
Accumulated amortization (less)	(12)	5,175,554	3,060,070
Others	(13)	9,922,500	14,324,943
TOTAL OTHER ASSETS		241,782,660	299,063,449
TOTAL ASSETS		2,447,146,514	2,710,660,044

LIABILITIES	Notes	2004	2003
		ThCh$	ThCh$
CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(14)	19,299,558	9,230,598
Short-term portion of long-term obligations with banks and financial institutions	(14)	86,236,624	148,967,490
Obligations with the public (Bonds payable)	(16)	106,819,013	16,860,435
Long-term obligations maturing within a year		450,286	485,206
Dividends payable		103,444	205,297
Trade accounts payable	(33)	128,678,293	159,800,686
Notes payable		250,555	261,254
Other creditors		34,332,812	7,279,535
Notes and accounts payable to related companies	(6b )	22,164,456	9,428,141
Accruals	(17)	3,977,499	3,993,906
Withholdings taxes		11,430,427	10,485,820
Unearned income		9,331,575	7,882,222
Other current liabilities		2,064,233	2,997,633
TOTAL CURRENT LIABILITIES		425,138,775	377,878,223
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	(15)	312,982,539	419,192,615
Bonds payable	(16)	319,691,002	513,980,506
Notes and accounts payable to related companies	(6b )	21,378,352	24,828,074
Miscellaneous accounts payable		3,767,056	7,370,284
Accruals	(17)	19,406,819	17,841,993
Deferred taxes	(7b )	48,052,816	41,775,802
Other liabilities		7,990,698	6,061,741
TOTAL LONG-TERM LIABILITIES		733,269,282	1,031,051,015
MINORITY INTEREST	(19)	1,312,649	1,164,860
SHAREHOLDERS' EQUITY	(20)
Paid-in capital		859,490,281	736,431,481
Reserve - equity indexation		(4,297,452)	3,682,158
Share premium		-	115,079,192
Other reserves		(660,313)	2,182,575
Retained earnings		432,893,292	443,190,540
Accumulated earnings		429,380,774	435,932,075
Net income for the period		3,512,518	7,258,465
TOTAL SHAREHOLDERS' EQUITY		1,287,425,808	1,300,565,946
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,447,146,514	2,710,660,044

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of March 31, 2004)

		2003	2002
		ThCh$	ThCh$
OPERATING RESULTS:
Operating revenues		200,626,551	197,957,496
Operating costs (less)		134,400,369	126,416,762
Gross profit	(21a)	66,226,182	71,540,734
Administrative and selling expenses (less)		42,481,571	38,668,654
OPERATING RESULTS		23,744,611	32,872,080
NON-OPERATING RESULTS:
Financial income		1,839,658	2,280,962
Net income from investments in related companies	(10)	58,190	190,462
Other non-operating income	(21 b)	694,301	1,790,070
Loss from investments in related companies (less)	(10)	34,608	37,860
Amortization of goodwill (less)	(11)	2,826,321	3,726,459
Financial expenses (less)		11,345,069	17,216,483
Other non-operating expenses (less)	(21 c)	993,014	1,794,818
Price-level restatement	(22)	(2,225,615)	2,043,200
Exchange differences	(23)	977,570	45,449
NON-OPERATING LOSS, NET		(13,854,908)	(16,425,477)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		9,889,703	16,446,603
Income taxes	(7 c)	(6,421,203)	(9,172,690)
CONSOLIDATED INCOME (LOSS)		3,468,500	7,273,913
Minority interest	(19)	44,018	(15,448)
NET INCOME FOR THE PERIOD		3,512,518	7,258,465

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of March 31, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH FLOWS FROM OPERATING ACTIVITIES	38,259,564	69,333,519
Net income for the period	3,512,518	7,258,465
Result on sales of assets:	(142)	47,509
Loss on sales of property, plant and equipment	(142)	47,509
Debits ( credits ) to income that do not represent cash flows:	77,589,686	73,951,203
Depreciation for the period	65,903,281	65,728,616
Amortization of intangibles	607,651	415,730
Provisions and write offs	7,360,197	7,057,863
Net income from investments in related companies	(58,190)	(190,462)
Loss from investments in related companies	34,608	37,860
Amortization of goodwill	2,826,321	3,726,459
Price-level restatement	1,506,376	(2,043,200)
Exchange differences	(258,331)	(45,449)
Other credits to income that do not represent cash flows	(361,406)	(1,790,070)
Other debits to income that do not represent cash flows	29,179	1,053,856
Changes in operating assets Increase (decrease)	12,980,788	11,444,377
Trade accounts receivable	4,642,977	(10,236,163)
Inventories	641,668	1,608,233
Other assets	7,696,143	20,072,307
Changes in operating liabilities (Increase) decrease	(55,779,268)	(23,383,483)
Accounts payable related to operating activities	(47,722,172)	(26,049,483)
Interest payable	(3,351,646)	(5,382,523)
Income taxes payable (net)	887,206	(582,396)
Other accounts payable related to non-operating activities	(6,585,622)	5,755,741
V.A.T. and other similar taxes payable	992,966	2,875,178
Minority interest	(44,018)	15,448

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of March 31, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH USED IN FINANCING ACTIVITIES	(6,890,227)	(14,967,397)
Loans paid ( less )	(3,146,228)	(4,006,771)
Obligations with the public paid ( less )	(3,686,830)	(10,960,626)
Other financing disbursments ( less )	(57,169)	—
NET CASH USED IN INVESTMENT ACTIVITIES	(24,792,638)	(28,954,772)
Sales of property, plant and equipment	47,269	—
Other investment income	—	225,786
Acquisition of property, plant and equipment ( less )	(21,797,188)	(14,513,609)
Investments in financial instruments ( less )	(3,042,719)	(14,311,518)
Other investment activities ( less )	—	(355,431)
NET CASH FLOWS FOR THE PERIOD	6,576,699	25,411,350
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	160,047	(143,732)
NET INCREASE OF CASH AND CASH EQUIVALENTS	6,736,746	25,267,618
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,164,004	21,137,308
CASH AND CASH EQUIVALENTS AT END OF PERIOD	39,900,750	46,404,926

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

1.	Composition of Consolidated Group and Registration with the Securities Registry:

a)	The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

b)	Subsidiary companies registered with the Securities Registry:

As of March 31, 2004 the following subsidiaries of the Group are registered with the Securities Registry:

SUBSIDIARIES	TAXPAYER N°	Registration Number	Participation (direct & indirect) %
			2003%	2004%
CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telemergencia S.A. (1)	96,919,660-3	In process	99.99	99.99

(1)	As of the date of presentation of these financial statements, the Company is in the process of registering this Company with the Securities Registry of the Superintendency of Securities and Insurance.

2.	Significant Accounting Principles:

(a)	Accounting period:

The interim consolidated financial statements cover the three-month periods ended as of March 31, 2004 and 2003.

(b)	Basis of preparations:

These interim consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

The Company's financial statements as of June 30 and December 31 of each year, are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. In relation to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c)	Basis of presentation:

The interim consolidated financial statements for 2003 and their notes have been adjusted for comparison purposes by -0.005% in order to allow comparison with the 2004 financial statements. For comparison purposes there have been certain non-significant off-the-books reclassifications made to the 2003 financial statements.

(d)	Basis of consolidation:

These interim consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant transactions of assets, liabilities, income and cash flows between consolidated companies have been eliminated and the participation of minority investors has been recognized under Minority Interest (See Note 19).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

(d)	Basis of consolidation, continued:

Companies included in consolidation:

As of March 31, 2004 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

TAXPAYER NO.	Company Name	Participation Percentage
		2004			2003
		Direct	Indirect	Total	Total
79.727.230-2	CTC Isapre S.A. (3)	—	—	—	99.99
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	—	99.99	99.99
96.551.670-0	CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	99.16	—	99.16	99.16
96.961.230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96.786.140-5	Telefónica Móvil S.A.	99.99	—	99.99	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	—	50.00	50.00
96.887.420-9	Globus 120 S.A.	99.99	—	99.99	99.99
96.971.150-8	Telemergencia S.A.	99.67	0.32	99.99	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	—	99.99	99.99
90.184.000-8	Comunicaciones Mundiales S.A. (4)	—	—	—	99.66
96.834.320-3	Telefónica Internet Empresas S.A.	—	99.99	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A. (7)	—	79.99	79.99	79.99
78.703.410-1	Tecnonáutica S.A. (1) (2)	—	99.99	99.99	99.99
96.934.950-7	Portal de Pagos e Información S.A. (5)	—	—	—	99.99
96.893.540-2	Infochile S.A. (5)	—	—	—	99.99

1)	On May 2, 2003, Telefónica Empresas S.A. sold its participation in Tecnonáutica S.A. to Telefónica Internet Empresas S.A. (formerly Infoera S.A.), who became owner of 99.99% of the shares of that company.

2)	On May 2, 2003, Tecnonáutica S.A. sold its participation in Infochile S.A. to Portal de Pagos e Información S.A., who became owner of 99.98% of the shares of that company.

3)	On September 1, 2003, Telefónica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF 9,175, this transaction resulting in Telefónica CTC Chile recognizing a loss on sale of subsidiary of ThCh$66,705.

4)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile, held on December 9, 2003, approved the absorption by incorporation of subsidiary Comunicaciones Mundiales S.A.

5)	By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. leave record of the absorption of those companies by Tecnonáutica S.A.

6)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in that company as of that date, to its subsidiary Telefónica Internet Empresas S.A.

7)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

(e)	Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of March 31, 2004 and 2003, for initial balances, is -0.5% and 0.5%, respectively.

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	UF
2004	616.41	758.38	16,820.82
2003	731.56	797.34	16,783.60

Exchange rate differences originating in the application of this Standard, are credited or debited to income for the period.

(g)	Time deposits:

Time deposits are carried according to the value of the capital invested, plus adjustments, if ap plicable and accrued interest up to period end.

(h)	Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end according to the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

Investments in mutual funds units are carried at the value of the unit at each period end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

(i)	Inventories:

Equipment destined for sale, is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories deemed to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j)	Subsidies on sale of cellular telephones:

Represents the difference between the cost at which the cellular equipment is purchased from suppliers and the price at which it is sold to customers.

As of April 1, 2001, the Company established a new commercialization policy for its cellular equipment and customer retention, for post-payment customers, under the commodate concept, a legal term in which the equipment is delivered for use to customers with contracts, without payment, or transfer of the property of this equipment to the customer.

The acquisition cost of this equipment is capitalized as a property, plant and equipment item, and is depreciated over 24 months as of the date of contract signing, at which time income is charged with the first depreciation installment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

As of June 2002, as a commercial strategy for customer retention, the company established a customer fidelity policy, consisting in the exchange of equipment associated to commodate contracts older than 18 months. Based on the above, depreciation provisions have been established for probable early write-off of this equipment.

As of September 2003, the Company changed the manner of commercializing equipment under commodate to renting the equipment, by means of which the equipment is delivered for use during an agreed period of time, with the Company retaining its ownership.

As of March 31, 2004 and 2003, the capitalized cost of this equipment is ThCh$ 22,362,973 and ThCh$19,848,016, respectively while accumulated depreciation of these assets is ThCh$ 15,243,145 and ThCh$16,236,208, respectively.

(k)	Allowance for doubtful accounts:

Differentiated percentages are applied when calculating allowance for doubtful accounts, taking into consideration age and eventual collection management factors, up to 100% of debts older than 120 days and 180 days in the case of major customers (corporations).

(l)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets that are carried at the appraisal value recorded as of June 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance . All these values have been price-level restated.

Until December 31, 2002, work in progress included the real financial cost of the loans related to their financing, which originates during the construction stage and which could have been avoided had these disbursements not been incurred.

(m)	Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on the basis of the values stated above, by applying set factors determined on the basis of the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.46%.

(n)	Leased assets:

Leased assets with a purchase option.

Leased assets with a purchase option, the contracts of which meet the characteristics of a financial lease, are recorded in a similar manner to the acquisition of property, plant and equipment, recognizing the total obligation and interest on an accrual basis. These assets are not legally owned by the Company, therefore until it exercises the purchase option they cannot be freely disposed of.

(ñ)	Intangibles

i)	Rights to underwater cable:
Corresponds to the rights acquired by the Company, for the use of the transmission capacity of underwater cable. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

ii)	Licenses (software):
Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method based on the periods in which it is deemed that the license will provide benefits, which do not exceed 4 years.

iii)	License for the use of radio-electric space:
Corresponds to the cost incurred in obtaining licenses for the use of radio-electric space. They are shown at price-level corrected price and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that accredit the respective licenses).

(o)	Investments in related companies:

These investments are shown at their equity value, recognizing their income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(p)	Goodwill and negative goodwill:

Corresponds to the debit differences that originate when adjusting the cost of the investments, at the time of adopting the Equity Value method or when making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill originating from the acquisition of investments abroad are controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin N°64 of the Chilean Accountants Association. (See Note 11).

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, issued by the Chilean Association of Accountants.

(q)	Transactions with resale agreements:

Purchases of financial instruments with resale agreements are recorded as fixed rate securities and are classified under Other Current Assets.

(r)	Obligations with the public:

Obligations for bond issuance: Are presented under liabilities at the par value of the bonds subscribed. The difference between the par and placement value determined on the basis of real interest in the transaction, is deferred and amortized over the term of the respective bond (see Note 16).

Costs directly related to placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(s)	Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income determined for tax purposes. Recognition of deferred taxes on all temporary differences, tax losses implying a tax gain,

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

and other events that create differences between the tax and accounting base, is carried out in the manner established in Technical Bulletins Nos. 60, 68, 69 and 73 issued by the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereon. As of March 31 of each year accumulated balances of temporary differences include the increase in the income tax rate. Recognition of deferred taxes for the increase in income tax rates is as established in Technical Bulletin No. 71 issued by the Chilean Accountants Association. (See Note 7).

(t)	Staff severance indemnities:

The obligation of the Company for staff severance indemnities is provided applying the current value of the accrued cost of the benefit method, with an annual discount rate of 7%, considering a future permanence up to the retirement date of each employee. (See Note 18).

Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over average periods of future permanence of employees.

(u)	Operating revenues:

The Company's revenues are recognized on an accrual basis in accordance with Generally Accepted Accounting Principles in Chile. Since billing is carried out on dates other than accounting cutoff dates, as of the date of preparation of these financial statements provisions have been established for services rendered that have not been invoiced, which are determined on the basis of contracts, traffic, current prices and conditions for the period. The amounts for this concept are recorded under Trade Accounts Receivable.

(v)	Foreign currency future contracts:

The Company has signed future foreign currency contracts, which represent a hedge against the variation in the exchange rate of their current obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 26, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. The insurance premium implicit in the contract is deferred and amortized using the straight-line method over the term of the same.

(w)	Interest rate coverage:

Interest on loans covered by interest rate swaps, are recorded recognizing the effect of those contracts on the interest rate established in those loans. The rights and obligations acquired for this concept are shown under Other Creditors or under Other Current Assets, as applicable (See Note 26).

(x)	Computer software:

The cost of acquiring software is deferred and amortized using the straight-line method over a maximum period of four years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

2.	Significant Accounting Principles, continued:

(y)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in the last few years.

(z)	Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference between the variation of the exchange rate and the Consumer Price Index (C.P.I.) originated when restating its investments abroad, which are controlled in United States dollars; it also includes adjustments for conversion differences arising from subsidiaries and related companies that have recognized it for their investments abroad. The balance of this account is credited (charged) to income in the same period in which the gain or loss over total or partial disposition of these investments is recognized.

(aa)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin N°50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, resale agreements, and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company's line of business and all those not defined as from investment or financing activities are included under "Cash Flows from Operating Activities".

(ab)	Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic exchange (imbalance) and the rates set in each agreement.

This exchange is recorded on an accrual basis, recognizing the costs and income for the period in which these are produced, recording the net balances receivable and payable of each correspondent under "Trade Accounts Receivable" or "Accounts Payable" as applicable.

3.	Accounting Changes:

Accounting principles have been consistently applied during the periods covered by these financial statements.

i)    Change of reporting entity:

On September 2, 2003, the sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 loss on the book value of that investment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2004 ThCh$	2003 ThCh$
Shares (a)	468,082	10,927,095
Publicly offered promissory notes	46,982,187	80,951,116
Mutual fund units	180,550	269,889
Others	—	10,370
Total Marketable Securities	47,630,819	92,158,470

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share ThCh$	Market Value ThCh$	Restated Cost ThCh$
Foreign	New Skies Satellites	5,198	0.057%	7.96	41,401	250,839
Foreign	INTELSAT	96,022	0.057%	—	—	426,681
Value of investment portfolios					41,401	677,520
Adjustment to market value provision					—	(209,438)
Book value of investment portfolio					—	468,082

a)	The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares the Company had in Terra Networks S.A., through the OPA launched by Telefónica S.A. The price of the OPA was 5.25 Euros per share which at the exchange rate on the date that the sale was completed, resulted in a total sale price of ThCh$12,580,194.

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	Maturity		Amount ThCh$	Rate
Zero-040701	Dec-2002	Jul-2004	5,523,034	6,361,066	5.40	6,361,066	—
Zero-051201	Dec-2002	Dec-2005	12,326,604	14,373,635	5.85	14,373,635	—
Zero-051101	Dec-2002	Nov-2005	1,569,259	1,828,749	5.85	1,828,749	—
Zero-051001	Dec-2002	Oct-2005	3,289,074	3,763,306	5.07	3,763,306	—
Sub-Total			22,707,971	26,326,756		26,326,756
PRD-03C0701	Mar-2004	Jul-2004	6,718,869	6,913,817	6.00	6,913,817	—
BCD-0500904	Sep-2003	Sep-2004	13,561,020	13,741,614	5.00	13,741,614	—
Total			42,987,860	46,982,187	—	46,982,187	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

5.       Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term
Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2004	2003	2004	2003	2004	2004		2003		2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$
Trade accounts receivable	284,904,938	288,623,938	10,098,956	9,016,595	295,003,894	204,764,411	100.0	208,547,148	100.0	4,631,571	5,805,801
Standard telephony service	168,490,580	170,144,990	8,001,765	7,730,819	176,492,345	107,481,143	52.49	110,825,091	53.14	4,631,571	5,805,801
Long distance	41,555,798	49,496,782	—	—	41,555,798	37,349,255	18.24	45,612,758	21.87	—	—
Mobile	48,722,914	43,072,932	—	—	48,722,914	36,270,930	17.71	28,031,145	13.44	—	—
Communications companies	21,861,236	22,591,593	2,032,252	1,285,776	23,893,488	19,471,166	9.51	20,924,410	10.03	—	—
Others	4,274,410	3,317,641	64,939	—	4,339,349	4,191,917	2.05	3,153,744	1.51	—	—
Allowance for doubtful accounts	(86,222,232)	(85,227,975)	(4,017,251)	(3,865,410)	(90,239,483)	—		—		—	—
Notes receivable	15,032,913	12,867,770	638,673	352,480	15,671,586	6,824,217		6,287,342		—	—
Allowance for doubtful notes	(8,847,369)	(6,932,908)	—	—	(8,847,369)	—		—		—	—
Miscellaneous accounts receivable	4,421,335	13,504,407	5,236,936	5,932,837	9,658,271	9,658,271		19,437,244		26,785,080	30,624,315
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—
						Total long-term receivables				31,416,651	36,430,116

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

6.	Balances and transactions with related entities:

a)	Notes and accounts receivable:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
96.834.230-4	Terra Networks Chile S.A.	1,195,382	1,133,720	—	—
Foreign	Terra Networks España S.A.	—	6,162	—	—
96.895.220-k	Atento Chile S.A.	196,957	213,458	—	—
78.868.230-1	Atento Educación Ltda.	—	21	—	—
83.628.100-4	Sonda S.A.	—	2,093,038	—	—
96.910.730-9	Emergia Chile S.A.	257,810	953,556	—	—
93.541.000-2	Impresora Comercial y Publiguías	3,047,021	2,989,887	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	6,647	—	—	—
Foreign	Telefónica España	—	1,134,146	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	294,426	357,613	—	—
Foreign	Telefónica procesos Tec. de información	10,104,151	11,991,086	—	—
Foreign	Telefónica Internacional de España	3,093,019	—
Foreign	Telefónica Data España	471,064	180,836	—	—
Foreign	Telefónica Data EEUU	621,881	—	—	—
59.083.900-0	Telefónica Ingenieria Seguridad	6,021	6,895	—	—
96.942.730-3	Telefönica Mobile Solutions Chile S.A.	48,979	5,835	—	—
Foreign	Telefónica Whole Sale International Services	501,932	—	—	—
Foreign	Telefónica Argentina	—	1,366,628	—	—
Foreign	Telefónica Sao Paulo	—	124,332	—	—
82.049.000-2	Coasin Chile S.A.	74,000	—	—	—
	Total	19,919,290	22,557,213	—	—

There have been charges and credits recorded in current accounts with these companies for invoicing of sale of materials, equipment and services.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

b)	Notes and accounts payable::

RUT	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
96.942.730-3	Telefönica Mobile Solutions Chile S.A.	1,934,293	538,672	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	131,202	392,716	21,378,352	24,828,074
93.541.000-2	Impresora Comercial y Publiguías	551,411	722,677	—	—
96.834.230-4	Terra Networks Chile S.A.	4,592,298	2,183,382	—	—
96.910.730-9	Emergia Chile S.A.	403,263	60,262	—	—
82.049.000-2	Coasin Chile S.A.	4,643	—	—	—
Extranjera	Telefónica procesos Tec. de información	7,076,254	—	—	—
59.083.900-0	Telefónica Ingenieria Seguridad	6,132	15,812	—	—
Extranjera	Telefónica Whole Sale International Services	446,522	—	—	—
78.868.200-k	Atento Recursos Ltda.	20,398	27,198	—	—
96.895.220-k	Atento Chile S.A.	4,377,802	3,973,579	—	—
Extranjera	Telefónica Data España	—	241,665	—	—
Extranjera	Telefónica España	230,135	—	—	—
Extranjera	Emergia Uruguay	1,970,843	—	—	—
Extranjera	Telefónica Perú	96,300	—	—	—
Extranjera	Telefónica LD Puerto	6,269	—	—	—
Extranjera	Telsa gest Guatemala	4,368	97,520	—	—
Extranjera	Telefónica El Salvador	312,323	289,070	—	—
83.628.100-4	Sonda S.A.	—	885,588	—	—
	Total	22,164,456	9,428,141	21,378,352	24,828,074

As per Article No. 89d of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.
The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.
This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

6.    Balances and transactions with related companies, continued:

c)    Transactions:

				2004 ThCh$		2003 ThCh$
Company	Tax No.	Nature of Relationship	Description of transaction	Amount	Effect on income	Amount	Effect on income
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases	120,447	120,447	175,978	175,978
			Financial Expenses	131,135	131,135	262,902	262,902
Impresora y Comercial Publiguías S.A.	93.541.000-2	Associate	Sales	1,156,472	1,156,472	958,665	958,665
			Purchases	2,283,719	2,283,719	1,306,029	1,306,029
Terra Networks Chile S.A.	96.834.230-4	Associate	Sales	940,908	940,908	107,863	107,863
			Purchases	55,785	55,785	1,157,722	1,157,722
Atento Chile S.A	96.895.220-k	Associate	Sales	208,079	208,079	200,743	200,743
			Purchases	2,978,675	2,978,675	3,091,583	3,091,583
			Other Non-operating Income	4,167	4,167	4,186	4,186
Emergia Chile S.A.	96.910.730-9	Associate	Purchases	18,981	18,981	470,250	470,250
			Other Non-operating Income	—	—	12,403	12,403
Telefonica Whole Sale International Services	Foreign	Associate	Sales	50,666	50,666	—	—
			Purchases	358,633	358,633	—	—

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the transaction that produces them.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

7.    Income tax and deferred taxes:

a)    General information:

As of March 31, 2004 the Parent Company recorded a first category income tax provision, as it has a positive taxable base of ThCh$ 21,389,522 and in 2003 it had no provision since it had accumulated tax losses of approximately ThCh$ 56,000,000. Additionally, as of March 31, 2004 and 2003 the first category income tax provision includes that arising from subsidiaries with taxable net income of ThCh$ 13,772,531 and ThCh$12,504,491, respectively.

As of March 31, 2004 subsidiaries with a positive balance in Taxed Retained Earnings and their associated credits, are detailed in the following table:

Subsidiaries	Taxed Retained Earnings w/15% credit ThCh$	Taxed Retained Earnings w/16% credit ThCh$	Taxed Retained Earnings w/16.5% credit ThCh$	Taxed Retained Earnings w/o credit ThCh$	Amount of credit ThCh$
CTC Equipos y Servicios de Telecomunicaciones S.A.	18	2,796,101	12,300,775	3,317,124	3,120,333
CTC Transmisiones Regionales S.A.	—	15,353,061	3,679,679	5,196,360	2,237,021
Globus 120 S.A.	2,092,814	792,904	600,603	198,575	311,093
Telefónica Empresas CTC Chile S.A.	605,733	7,073,080	4,263,522	2,727,163	1,406,729
Total	2,698,565	26,015,146	20,844,579	11,439,222	7,075,176

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

7.    Income tax and deferred income taxes, continued:

b)    Deferred taxes:

As of March 31, 2004 and 2003, temporary differences resulted in net deferred tax liabilities amounting to ThCh$30,571,491 and ThCh$17,520,053, respectively and the breakdown is as follows:

Description	2004				2003
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences
Allowance for doubtful accounts	15,371,372	—	—	—	18,452,041	—	—	—
Vacation provision	336,599	—	—	—	406,301	—	—	—
Tax benefits for tax losses	—	20,008,448	—	—	606,345	30,201,366	—	—
Staff severance indemnities	—	2,418	—	6,695,564	—	1,004,565	—	6,298,135
Leased assets and liabilities	69,268	533,505	—	117,540	—	77,288	—	137,599
Revalued property, plant and equipment	—	—	—	—	—	3,538,325	—	—
Property, plant and equipment	79,571	4,744,050	—	190,468,833	44,242	—	—	204,917,414
Difference in amount of capitalized staff severance	—	846,258	—	—	—	—	—	—
Software	—	—	—	4,305,924	—	—	—	5,603,501
Deferred charge on sale of assets	—	—	—	1,693,551	—	—	—	3,024,340
Investment in Terra Networks S.A.	—	—	—	—	3,194,171	—	—	—
Collective negotiation bonus	50,042	—	—	220,305	—	—	—	—
Other events	1,598,185	347,189	23,712	1,749,145	1,826,345	2,411,187	18,357	2,006,147
Sub-Total	17,505,037	26,481,868	23,712	205,250,862	24,529,445	37,232,731	18,357	221,987,136
Complementary accounts net of accumulated amortization	—	(9,388,404)	—	(140,104,582)	(255,339)	(12,252,041)	—	(155,230,644)
Sub-Total	17,505,037	17,093,464	23,712	65,146,280	24,274,106	24,980,690	18,357	66,756,492
Tax reclassification	(23,712)	(17,093,464)	(23,712)	(17,093,464)	(18,357)	(24,980,690)	(18,357)	(24,980,690)
Total	17,481,325	—	—	48,052,816	24,255,749	—	—	41,775,802

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

7.    Income tax and deferred income taxes, continued:

c)    Income tax breakdown:

The current tax expense shown in the following table arises from the determination of taxable income, net of credits for donations, training expenses and other credits.

Description	2004 ThCh$	2003 ThCh$
Tax expense before tax benefits (income tax)	(6,666,543)	(2,063,241)
Current tax expense (Flat Article No. 21 – 35%)	(8,241)	(17,197)
Income tax subtotal	(6,674,784)	(2,080,438)
- Effect of deferred tax assets or liabilities for the period	2,495,271	(4,998,175)
- Tax benefit for tax losses	688,994
- Effect of amortization of deferred tax assets and liabilities complementary accounts	(2,930,684)	(2,094,077)
Deferred tax subtotal	253,581	(7,092,252)

Total income tax expense	(6,421,203)	(9,172,690)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

8.    Other Current Assets:

The detail of other current assets is as follows:

	2004	2003
	ThCh$	ThCh$
Fixed income securities purchased with resale agreement	29,478,312	—
Collective negotiation bonus to be amortized (a)	2,968,438	1,131,089
Adjustment to market value for cellular equipment to be commercialized (c)	3,967,135	1,892,024
Exchange insurance premiums to be amortized	973,090	1,410,113
Telephone directories for connection program	1,928,615	4,851,777
Higher bond discount rate to be amortized (note 24)	548,907	683,296
Disbursements for placement of bonds to be amortized (note 24)	859,653	1,769,411
Disbursements for foreign financing proceeds to be amortized (b)	601,071	491,515
Exchange difference insurance debtors (net of partial liquidations)	28,868,744	19,627,325
Deferred charges for modification of staff severance indemnities discount rate (net)	—	380,041
Others	3,851,193	958,150
Total	74,045,158	33,194,741

(a)	During June 2002, the Company signed a 2-year collective agreement with some of its employees (3 years for employees of Telefónica Móvil) granting them among other benefits, a special negotiation bonus. That bonus was paid between June and July 2002 (for employees of Telefónica Móvil a second installment will be paid in May 2004 in the amount of ThCh$440,000 (historical)). The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective collective contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month collective agreement with another part of its employees, granting them, among other benefits, a negotiation bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the collective agreement.

The long-term portion is shown under "Other Long-term" (Note 13).

(b)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)	Corresponds to marked-to-market cellular equipment kept in stock at period closing date, which is charged to income based on the negotiation modality, contract or pre-payment, corresponding to the equipment, with the exception of commodates and rented equipment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

9.    Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2004		2003
Description	Accumulated depreciation	Gross prop., plant and equipment	Accumulated depreciation	Gross prop., plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Land	—	27,517,671	—	27,487,880
Construction and Infrastructure Works	74,308,011	184,776,167	71,618,669	184,215,050
Machinery and equipment	2,005,813,385	3,456,300,581	1,809,361,208	3,335,099,028
Central office telephone equipment	1,042,942,053	1,640,520,466	907,707,796	1,556,303,388
External plant	668,649,703	1,387,217,767	630,937,614	1,369,471,331
Subscribers' equipment	261,078,340	392,917,275	238,498,009	373,655,342
General equipment	33,143,289	35,655,073	32,217,789	35,668,967
Other Property, Plant and Equipment	160,833,725	345,714,585	151,871,408	403,673,301
Office furniture and equipment	90,703,918	126,452,222	77,203,206	128,015,816
Projects, work in progress and their materials	—	98,178,996	—	142,233,946
Leased assets (1)	4,374,768	10,632,254	4,459,352	11,328,159
Property, plant and equipment temporarily out of service	12,195,859	23,826,984	8,080,272	16,397,823
Software	47,470,189	78,126,289	57,530,327	97,635,074
Others	6,088,991	8,497,840	4,598,251	8,062,483
Technical revaluation-Circular 550	10,344,783	9,178,918	10,366,418	9,175,583
Total	2,251,299,904	4,023,487,922	2,043,217,703	3,959,650,842

(1)	As of December 2004 this account is mainly composed of: ThCh$5,478,227 gross value for acquisition of administrative offices with accumulated depreciation of ThCh$662,496 with 15-year contract conditions since 1996, ThCh$3,222,707 gross value of electronic and computer equipment with accumulated depreciation of ThCh$3,121,392 with 12-year contract conditions since 1994, in addition to ThCh$997,420 gross value of long-distance transmission equipment with accumulated depreciation of ThCh$226,028 under 18-year contract conditions since 1996.

The balance of gross property, plant and equipment includes capitalized interest until December 2002 and its current balance amounts to ThCh$ 211,052,471. Accumulated depreciation of this interest amounts to ThCh$101,847,799 and ThCh$82,274,696 in 2004 and 2003, respectively.

A depreciation charge for the period amounting to ThCh$63,744,925 and ThCh$264,899,138 for 2004 and 2003, respectively was recorded as operating cost, and a depreciation charge of ThCh$1,254,521 for 2004 and ThCh$136,548 for 2003 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service, composed mainly of the La Serena Cable TV network not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones, amounted to ThCh$903,834 and ThCh$693,023 in 2004 and 2003, which is classified under "Other Non-operating Expenses".

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

The detail by caption of the technical revaluation is as follows:

Description	Net Balance	Accumulated Depreciation	Property, plant and equipment 2004	Property, plant and equipment 2003
	ThCh$	ThCh$	ThCh$	ThCh$
Land	(474,986)	—	(474,986)	(464,468)
Construction and infrastructure works	(955,129)	(3,599,093)	(4,554,222)	(4,540,464)
Machinery and equipment	264,251	13,943,876	14,208,126	14,180,515
Total	(1,165,864)	10,344,783	9,178,918	9,175,583

Depreciation of the technical reappraisal surplus for the period amounts to ThCh$(12,799) in 2004 and ThCh$(11,298) in 2003.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$814,454,392 in 2004 and ThCh$578,736,264 in 2003, which include ThCh$11,862,750 and ThCh$11,875,736, respectively, from the reappraisals mentioned in Circular No. 550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

10.	Investments in Related Companies:

The breakdown of investments in related companies is as follows:

		Country of origin	Currency controlling the investment	No. of shares	Percentage holding		Shareholders' equity of the investee		Income for the period		Accrued income		Equity Value		Unearned Income		Investment book value
Taxp. No.	Company				2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular participación S.A. (1)	Brasil	Dólar	48,950,000	2.61	2.61	169,635,984	196,995,640	64,086	113,596	1,673	2,966	4,427,499	5,141,586	—	—	4,427,499	5,141,586
93.541.000-2	Impresora y Comercial Publiguías S.A. (3)	Chile	Pesos	45,648	9.00	9.00	30,301,900	21,333,350	(256,525)	(288,842)	(23,087)	(25,996)	2,727,171	1,920,001	—	—	2,727,171	1,920,001
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (1)	Chile	Pesos	271,615	20.00	20.00	368,685	525,849	(57,606)	(59,317)	(11,521)	(11,864)	73,737	105,169	—	—	73,737	105,169
96.895.220-K	Atento Chile S.A. (1)	Chile	Pesos	3,209,374	28.84	28.84	10,188,117	9,201,193	195,968	53,793	56,517	15,514	2,938,253	2,653,624	—	—	2,938,253	2,653,624
96.725.400-2	Sonda S.A. (2)	Chile	Pesos	—	—	35.00	—	92,713,689	—	491,377	—	171,982	—	32,449,791	—	—	—	32,449,791
	Total												10,166,660	42,270,171			10,166,660	42,270,171

(1)	Recognition of income for this company is that accrued for February 2004 and 2003.

(2)	"As indicated in Note 2d, as of September 2002 the Company no longer has a majority or controlling interest in Sonda S.A. It now recognizes 35% equity in the Company."

During September 2002, Telefónica Empresas sold and transferred 25% ownership in Sonda S.A., to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies linked to Mr. Andrés Navarro. This operation meant disbursements on the part of the purchasing companies amounting to ThCh$ 27,920,701 (historical), implying for Telefónica Empresas a net effect on income (loss), amounting to ThCh$ 1,889,316, product of proportional extraordinary amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received. Once this transaction was carried out, Telefónica Empresas had a 35% holding in that company.

Additionally, on September 26, Telefónica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which granted it an option to sell 35% of Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. In case Telefónica Empresas does not exercise such option to sell, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada has an option to purchase the same 35% of Sonda, under the same conditions as above.

Likewise, Inversiones Santa Isabel Limitada can exercise the option to purchase in advance between July 26 and 31, 2003, at the book value on June 30, 2003, plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and 31, 2004, at the book value of June 30, 2004, plus a bonus of UF 119,000 with a minimum price of UF 2,003,260.

On July 29, 2003, Telefónica Empresas became aware of the decision of Inversiones Santa Isabel Limitada, to anticipate and exercise the purchase option for the remaining 35% of Sonda S.A. This transaction meant a disbursement on the part of the purchasing company of ThCh$ 33,388,363 (historical), implying an effect on income, before taxes amounting to ThCh$ 6,999,276, (ThCh$ 5,683,065 net of tax effect).

(3)	On March 23, 2004 the Company informed the Superintendency of Securities and Insurance, that the Board of Directors had approved the purchase offer of Telefónica Publicidad e Información S.A. of all its participation and that the contract would be signed within 30 days after March 23. Should this transaction materialize based on the referential exchange rate of the offer received from the Company it would have an effect on income (gain) of approximately ThCh $ 4,600 million net of taxes.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

11.    Goodwill and negative goodwill:

Goodwill:

The detail of goodwill is as follows:

			2004		2003
Taxpayer No.	Company	Year	Amount amortized In the period	Balance of Goodwill ThCh$	Amount amortized In the period ThCh$	Balance of Goodwill ThCh$
			ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular Holding	2001	43,580	2,635,875	43,101	2,811,153
96.887.420-9	Globus 120 S.A.	1998	268,873	15,696,260	265,919	16,777,664
78.703.410-1	Tecnonáutica S.A.	1999	35,592	963,714	35,194	1,106,673
96.786.140-5	Telefónica Móvil S.A.	1997	2,446,641	134,592,128	2,419,755	144,432,463
96.834.320-3	Telefónica Internet Empresas S.A. (b)	1999	21,980	595,151	21,739	683,553
96.811.570-7	Telepeajes S.A.	2001	9,655	29,074	9,522	67,707
83.628.100-4	Sonda S.A. (a)	1999	—	—	931,229	10,687,883
	Total		2,826,321	154,512,202	3,726,459	176,567,096

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	Due to the sale of the 35% participation had in this company in July 2003, the goodwill balance as of that date was amortized.

(b)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

12.    Intangibles:

The detail of Intangibles is as follows:

	2004	2003
	ThCh$	ThCh$
Underwater cable rights (gross)	28,247,336	20,888,046
Accumulated amortization previous period	(3,287,389)	(2,357,022)
Amortization for the period	(310,277)	(205,408)
Licenses (Software) (gross)	3,160,124	2,093,997
Accumulated amortization previous period	(951,846)	(260,802)
Amortization for the period	(217,780)	(130,779)
Licenses for use of wireless (gross)	9,544,860	9,545,315
Accumulated amortization previous period	(344,622)	(26,516)
Amortization for the period	(79,594)	(79,543)
Total Net Intangibles	35,760,812	29,467,288

13.    Others (from Other Assets):

The detail of Others is as follows:

	2004	2003
	ThCh$	ThCh$
Disbursements for obtaining external financing to be amortized (see note 8b)	1,108,594	1,666,404
Collective negotiation bonus to be amortized (see note 8a)	2,803,704	796,966
Bond issue expenses to be amortized (see note 24)	1,893,336	3,782,714
Higher bond discount rate to be amortized (see note 24)	3,294,550	4,467,395
Telephone directories for connection programs	—	940,174
Deferred exchange insurance premiums to be amortized	100,123	309,453
Rental of telephone posts paid in advance	—	1,308,375
Guarantee deposits	132,788	301,283
Leased vehicles	308,249	308,249
Others	443,930	443,930
Total	9,922,500	14,324,943

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

14.    Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		$		TOTAL
Taxp. No.	Short-term	2004	2003	2004	2003	2004	2003	2004	2003
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.030.000-7	BANCO ESTADO	—	—	—	—	9,458,311	—	9,458,311	—
97.015.000-5	SANTANDER SANTIAGO	—	—	—	9,230,598	9,841,247	—	9,841,247	9,230,598
	Total	—	—	—	9,230,598	19,299,558	—	19,299,558	9,230,598
	Outstanding principal	—	—	—	9,199,305	19,099,879	—	19,099,879	9,199,305
	Average annual interest rate	—	—	—	1.56%	3.29%	—	3.29%	1.56%
	Short-term portion of long-term
97.008.000-7	BANCO CITIBANK	6,659,562	118,252,988	—	—	—	—	6,659,562	118,252,988
97.015.000-5	SANTANDER SANTIAGO	—	—	60,688,208	10,467,058	—	—	60,688,208	10,467,058
Foreign	ABN AMRO BANK	975,804	1,523,540	—	—	—	—	975,804	1,523,540
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	77,711,065	18,354,339	—	—	—	—	77,711,065	18,354,339
79.561.240-8	CHASE MANHATTAN	—	369,565	—	—	—	—	—	369,565
	Total	85,346,431	138,500,432	60,688,208	10,467,058	—	—	146,034,639	148,967,490
	Outstanding principal	83,671,773	135,873,540	60,150,600	9,734,004	—	—	143,822,373	145,607,544
	Average annual interest rate	2.15%	2.31%	6.96%	1.83%	—	—	4.15%	2.28%

Percentage of obligations in foreign currency:	51.62% for 2002 for 2004 and 87.55% for 2003
Percentage of obligations in national currency:	48.38 % for 2002 for 2004 and 12.45 % for 2003

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

15.	Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

		Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of 31-03-04		Long-term portion as of 3/31/2003
Taxp. No.	Bank or Financial Institution		1 to 2	2 to 3	3 to 5
			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	BANCO CITIBANK	US$	6,620,524	—	—	6,620,524	Libor + 0.57%	15,713,791
Foreign	ABN AMRO BANK	US$	—	64,723,050	120,199,950	184,923,000	Libor + 1.063%	256,033,261
97.008.000-7	BANCO BILBAO VIZCAYA ARGENTARIA	US$	61,641,000	—	—	61,641,000	Libor + 1.056%	—
79.561.240-8	CHASE MANHATTAN BANK (1)	US$	—	—	—	—	—	87,782,833
	SUBTOTAL		68,261,524	64,723,050	120,199,950	253,184,524	I	359,529,885
	LOANS IN UNIDADES DE FOMENTO
97.015.000-5	BANCO SANTANDER SANTIAGO	UF	—	—	—	—		60,120,600
		UF	—	—	—	—		—
	SUBTOTAL		—	—	—	—	—	60,120,600
	TOTAL		125,137,682	65,537,841	115,791,000	306,466,523	2.25%	420,733,217

Percentage of obligations in foreign currency:	100.00% in 2004 and 85.77% in 2003
Percentage of obligations in local currency:	0.00% in 2004 and 14.23% in 2003

(1)	In April and June 2003, the Company prepaid loans in the amount of US$ 90,000,000 and US$ 30,000,000 which it had with this bank.

(2)	In April 2003, the Company renegotiated this loan, which allowed it to extend the maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

16.    Obligations with the public, continued:

b)    Bonds

The breakdown of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument		Current nominal amount placed	Bond readjustment unit	Interest rate	Final maturity	Frequency		Par value		Placement In Chile or abroad
	Series					Interest payment	Amortizations	2004	2003
				%				ThCh$	ThCh$
Short-term portion of long-term bonds
143.27.06.91	E (d)	—	U.F.	6.000	Apr.2003	Semi-annual	Semi-annual	—	2,693,284	Chile
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,612,980	1,636,795	Chile
177.12.08.94	I (b)	—	U.F.	5.500	Aug.2015	Semi-annual	Semi-annual	—	2,629,669	Chile
203.23.04.98	K	22,727	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	933,905	550,364	Chile

Issued in New York	Yankee Bonds	—	US$	7.625	Jul.2006	Semi-annual	Maturity	2,545,858	3,021,293	Abroad
Issued in New York	Yankee Bonds	—	US$	8.375	Jan.2006	Semi-annual	Maturity	1,836,791	2,276,993	Abroad
Issued in Luxembourg	Eurobonds (a)	127,200,000	EURO	5.375	Aug.2004	Semi-annual	Maturity	99,889,479	4,052,037	Abroad
							Total	106,819,013	16,860,435
Long-term bonds
143.27.06.91	F	821,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	13,871,102	14,984,611	Chile
177.12.08.94	I (b)	—	U.F.	5.500	Aug.2006	Semi-annual	Semi-annual	—	24,125,225	Chile
203.23.04.98	K	3,977,273	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	66,900,989	67,131,060	Chile

Issued in New York	Yankee Bonds (c)	187,685,000	US$	7.625	Jul.2006	Semi-annual	Maturity	115,690,911	146,304,721	Abroad
Issued in New York	Yankee Bonds	200,000,000	US$	8.375	Jan.2006	Semi-annual	Maturity	123,282,000	146,304,721	Abroad
Issued in Luxemburg	Eurobonos (a)	—	EURO	5.375	Aug.2004	Semi-annual	Maturity	—	115,130,168	Abroad
							Total	319,745,002	513,980,506

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

16.    Obligations with the Public, continued:

a)    Bonds, continued:

a)	Since June 2002, Telefónica CTC Chile, has made partial purchases of its placement in euros, at 2003 period-end, anticipated redemption of this placement amounts to 72.8 million euros.

b)	During May 2003, Telefónica CTC Chile, prepaid this bond placement, paying the full balance of principal (UF) plus interest accrued to date.

c)	Since May 2003, Telefónica CTC Chile, has partially repurchased 12.3 million dollars of its placement denominated in the same currency, this repurchase was carried out at an average of 111.05% of the par value, which meant paying 13.68 million dollars, plus accrued interest as of that date on the nominal amount of the repurchase.

d)	In April 2003, the last installment of this issuance was paid.

These transactions have implied recognizing a charge to income for the balances under "Disbursements for Placement of Bonds to be Amortized", as well as the expenses corresponding to "Higher Bond Discount Rate to be Amortized".

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

17.    Accruals:

The detail of accruals shown in liabilities is as follows:

	2004 ThCh$	2003 ThCh$
Current
Staff severance indemnities	249,495	399,835
Vacation	1,980,695	2,254,581
Other employee benefits (a)	3,806,075	3,802,370
Employee benefit advances	(2,058,766)	(2,462,880)
	3,977,499	3,993,906
Long-term
Staff severance indemnities	19,406,819	17,841,993
Total	23,384,318	21,835,899

(a)	Includes provisions for the concept of: incentive guaranteed as per current collective agreement and others.

During the 2004 and 2003 periods there were no write-offs for any concept.

18.    Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2004 ThCh$	2003 ThCh$
Operating costs and administration and selling expenses	933,239	1,235,454
Total	933,239	1,235,454
Payments in the period	(662,167)	(340,232)

19.    Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries belonging to third parties. The breakdown for 2004 and 2003 is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity December 30,		Participation in net income (loss) for the years ended December 31,
	2004	2003	2004	2003	2004	2003
	%	%	M$	M$	M$	M$
Soc. Nacional de Procesamiento de Datos S.A. (a)	20.00	20.00	95,102	27,444	(2,902)	1,976
Administradora de Sistemas de Telepeajes de Chile S.A.	0.84	0.84	1,130,375	987,212	(41,456)	(56,802)
CTC – Transmisiones Regionales S.A.	50.00	50.00	87,138	144,919	88,378	39,437
Fundación Telefónica	—	0.34	—	5,285	—	(53)
Comunicaciones Mundiales S.A.	0.01	0.01	—	—	—	(6)
CTC Equipos y Servicios S.A.	0.0001	—	34	—	(2)	—
	Total		1,312,649	1,164,860	44,018	(15,448)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

20.	Shareholders' Equity

During the 2004 and 2003 periods, changes in shareholders' equity accounts are as follows:

	Paid-in capital	Price-level Restatement	Contributed surplus	Other reserves	Accumulated deficit development period	Net income for the period	Total shareholders'equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2004
Balances as of December 31, 2003	859,490,281	—	—	(791,199)	421,404,583	10,133,882	1,290,237,547
Transfer of 2003 net income to retained earnings	—	—	—	—	10,133,882	(10,133,882)	—
Adjustment of foreign investment conversion reserve	—	—	—	126,646	—	—	126,646
Price-level restatement	—	(4,297,452)	—	4,240	(2,157,691)	—	(6,450,903)
Net income for the period	—	—	—	—	—	3,512,518	3,512,518
Balance as of March 31, 2004	859,490,281	(4,297,452)	—	(660,313)	429,380,774	3,512,518	1,287,425,808
2003
Balances as of December 31, 2002	736,468,120	—	114,512,356	1,924,736	451,465,216	(17,680,376)	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	—	(17,680,376)	17,680,376	—
Adjustment of foreign investment conversion reserve	—	—	—	248,324	—	—	248,324
Price-level restatement	—	3,682,341	572,561	9,624	2,168,924	—	6,433,450
Net income for the period	—	—	—	—	—	7,258,826	7,258,826
Balance as of March 31, 2003	736,468,120	3,682,341	115,084,917	2,182,684	435,953,764	7,258,826	1,300,630,652
Restated balances as of March 31, 2004	736,431,481	3,682,158	115,079,192	2,182,575	435,932,075	7,258,465	1,300,565,946

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

20.    Equity, continued:

(a)	Paid-in capital:

As of March 31, 2004, the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital :

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	784,814,326	784,814,326
B	74,675,955	74,675,955

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to increase stock capital, due to capitalization of the contributed surplus in the sum of ThCh$114,512,356.

(b)	Shareholder distribution:

As established in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders by percentage shareholding in the Company as of March 31, 2004 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	53.59	2
Less than 10% holding: Investment equal to or exceeding UF 200	45.72	2,373
Investment under UF 200	0.69	11,450
Total	100.00	13,825
Company controller	43.64	1

(c)	Dividends:

As established in Law No. 18,046, unless otherwise agreed upon at a Shareholders' Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be destined to be distributed as dividends.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

20.    Equity, continued:

(c)	Dividends, continued:

On April 4, 2003, the Ordinary Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board for 2003:

Distribute for 2003, at least 30% of net income generated in the year – percentage that is equal to that required by law – by means of a final dividend in May 2004, which will be proposed at the corresponding General Shareholders' Meeting.

On June 11, 2003, the Extraordinary Shareholders' Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), with a charge to retained earnings as of December 31, 2002, which was paid on July 31, 2003.

(d)	Other reserves:

The Company has established reserves since 1994 for the acquisition of Invercom S.A. and Instacom S.A., in 1998 for the acquisition of Sonda S.A. and its subsidiaries and since 2001 for the adjustment of Consorcio Telefónica de Brasil Celular Holding.

	Company	Amount		Net Movement ThCh$	Balance as of March 31, 2004 ThCh$
		December 31, 2003 ThCh$	Price-level restatement ThCh$
96.720.710-1	Invercom S.A.	41,417	—	(41,417)	—
84.119.600-7	Instacom S.A.	15,883	—	(15,883)	—
Foreign	TBS Participación S.A. (1)	(848,499)	4,240	183,946	(660,313)
	Total	(791,199)	4,240	126,646	(660,313)

(1)	This movement corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin No. 64 of the Chilean Association of Accountants.

21.    Income and Expenses:

(a)	Other non-operating income:

The breakdown of other non-operating income is as follows:

Other Income	2004 ThCh$	2003 ThCh$
Penalties on suppliers and indemnities	102,741	—
Proceeds from sale of recovered material	309,123	—
Recovery of promotional material	86,622	—
Real estate rental	23,772	43,295
Provision for adjustment of Terra Network to market value	—	1,344,703
Others	172,043	402,072
Total	694,301	1,790,070

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

21.    Income and Expenses, continued:

(b)	Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2004 ThCh$	2003 ThCh$
Other Expenses:
Lawsuit indemnities and other provisions	—	411,986
Depreciation and retirement of out of service property, plant and equipment (1)	918,113	740,962
Under provided taxes	—	47,547
Donations	60,000	—
Others	14,901	594,323
Total	993,014	1,794,818

(1)	As of March 2004 other non-operating expenses are mainly composed of the depreciation of the La Serena Cable TV network and in 2003 includes depreciation of the Concepción Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

22.    Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$
Inventories	C.P.I.	(30,321)	46,696
Other current assets	C.P.I.	(127,483)	182,888
Other current assets	U.F.	(27,655)	(1,250,723)
Short and long-term deferred taxes	C.P.I.	(672,560)	733,570
Property, plant and equipment	C.P.I.	(9,108,799)	9,517,702
Investments in related companies	C.P.I.	(43,231)	204,101
Goodwill	C.P.I.	(790,721)	901,613
Long-term debtors	U.F.	21,825	(110,718)
Other long-term assets	C.P.I.	(162,989)	127,715
Other long-term assets	U.F.	(187,231)	434,336
Expense accounts	C.P.I.	(57,323)	1,002,015
Total Credits		(11,186,488)	11,789,195

Liabilities – Shareholders' Equity (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$
Short-term obligations	C.P.I.	36,470	17,667
Short-term obligations	U.F.	1,257,232	(1,060,936)
Long-term obligations	C.P.I.	2,506	(6,187)
Long-term obligations	U.F.	1,102,974	(742,341)
Shareholders' equity	C.P.I.	6,450,903	(6,433,130)
Revenue accounts	C.P.I.	110,788	(1,521,068)
Total Charges		8,960,873	(9,745,995)

Loss (income) from price-level restatement, net		(2,225,615)	2,043,200

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

23.    Exchange differences:

The detail of exchange differences is as follows:

Assets (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$
Other current assets	US$	10,546,413	5,963,049
Other current assets	EURO	1,736,390	66,302
Long-term debtors	US$	3,855,320	4,682,238
Other long-term assets	US$	55,036	62,076
Other long-term assets	EURO	36	19,336
Total Credits (Charges)		16,193,195	10,793,001

Liabilities (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$
Short-term obligations	US$	4,689,942	2,060,100
Short-term obligations	EURO	(1,690,420)	22,138
Long-term obligations	US$	(18,215,147)	(12,543,183)
Long-term obligations	EURO	—	(286,607)
Total Credits (Charges)		(15,215,625)	(10,747,552)
Income net, from exchange differences		977,570	45,449

24.    Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2004	2003	2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Disbursements for bond issuance to be amortized	859,653	1,769,411	1,893,336	3,782,714
Higher bond discount rate to be amortized	548,907	683,296	3,294,550	4,467,395
Total	1,408,560	2,452,707	5,187,886	8,250,109

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 16 "Obligations with the Public".

25.    Cash flows:

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)    Financing activities:  The breakdown of financing activities that commit future cash flows are:

Obligations with banks and financial institutions	— see Notes No. 14 and 15
Obligations with the public	— see Notes No. 16

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

25.    Cash flows, continued:

b)    Investment activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$
Zero	2004	5,523,034
Zero	2005	17,184,937
PRD	2004	6,718,869
BCD	2004	13,561,020

c)    Cash and cash equivalents:

	2004 ThCh$	2003 ThCh$
Cash and bank	8,554,441	14,439,879
Time deposits	1,687,447	31,695,160
Resale agreements	29,478,312	—
Mutual funds	180,550	269,889
Total	39,900,750	46,404,928

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

26.	Derivative Contracts:

The breakdown of derivative contracts is as follows:

									AFFECTED ACCOUNTS
TYPE OF DERIVATIVE	TYPE OF CONTRACT	CONTRACT VALUE	MATURITY OR EXPIRY	SPECIFIC ITEM	PURCHASE SALE POSITION	PROTECTED ITEM OR TRANSACTION		VALUE OF PROTECTED ITEM	asset / LIABILITY		EFFECT ON INCOME
						NAME	AMOUNT		NAME	AMOUNT	REALIZED	UNREALIZED
								ThCh$		ThCh$		ThCh$
FR	CI	10,000,000	II Trim. 2004	Exchange rate	C	Oblig. in US$	10,000,000	6,164,100	asset	5,938,000	—	192,402
									liabilities	(5,886,843)
FR	CI	80,000,000	III Trim. 2004	Exchange rate	C	Oblig. in US$	80,000,000	49,312,800	asset	47,504,000	—	1,640,398
									liabilities	(54,907,878)
FR	CI	40,000,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$	40,000,000	24,656,400	asset	23,752,000	—	825,420
									liabilities	(26,508,610)
FR	CI	15,000,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	15,000,000	9,246,150	asset	8,907,000	—	281,904
									liabilities	(9,770,325)
FR	CI	25,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	25,000,000	15,410,250	asset	14,845,000	—	505,683
									liabilities	(16,089,745)
FR	CI	19,000,000	III Trim. 2006	Exchange rate	C	Oblig. in US$	19,000,000	11,711,790	asset	11,282,200	—	134,862
									liabilities	(11,446,682)
FR	CCPE	159,284,132	II Trim. 2004	Exchange rate	C	Oblig. in US$	159,284,132	98,184,332	asset	99,323,932	—	4,261,892
									liabilities	(111,475,817)
FR	CCPE	125,500,000	III Trim. 2004	Exchange rate	C	Oblig. in US$	125,500,000	77,359,455	asset	77,359,455	—	3,349,951
									liabilities	(87,018,335)
FR	CCPE	161,700,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$	161,700,000	99,673,497	asset	99,673,497	—	4,259,511
									liabilities	(102,447,054)
FR	CCPE	96,600,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	96,600,000	59,545,206	asset	59,545,206	—	2,611,285
									liabilities	(57,616,555)
FR	CCPE	24,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	24,000,000	14,793,840	asset	14,793,840	—	388,906
									liabilities	(14,073,780)
FR	CCPE	135,000,000	III Trim. 2004	Exchange rate	C	Oblig. in EURO	135,000,000	102,381,300	asset	102,381,300	—	(1,376,656)
									liabilities	(87,605,834)
FR	CI	17,000,000	II Trim. 2004	Exchange rate	C	Oblig. in US$	17,000,000	10,478,970	asset	10,478,970	—	308,103
									liabilities	(10,212,179)
FR	CI	10,900,000	III Trim. 2004	Exchange rate	C	Oblig. in US$	10,900,000	6,718,869	asset	6,718,869	—	164,486
									liabilities	(6,576,556)
FR	CI	8,000,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$	8,000,000	4,931,280	asset	4,931,280	—	174,931

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

									AFFECTED ACCOUNTS
TYPE OF DERIVATIVE	TYPE OF CONTRACT	CONTRACT VALUE	MATURITY OR EXPIRY	SPECIFIC ITEM	PURCHASE SALE POSITION	PROTECTED ITEM OR TRANSACTION		VALUE OF PROTECTED ITEM	asset / LIABILITY		EFFECT ON INCOME
						NAME	AMOUNT		NAME	AMOUNT	REALIZED	UNREALIZED
								ThCh$		ThCh$		ThCh$
									liabilities	(4,734,909)
FR	CI	10,400,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	10,400,000	6,410,664	asset	6,410,664	—	228,356
									liabilities	(6,125,244)
FR	CCPE	62,000,000	II Trim. 2004	Exchange rate	C	Oblig. in US$	62,000,000	38,217,420	asset	38,217,420	—	1,461,960
									liabilities	(43,125,862)
FR	CCPE	6,000,000	III Trim. 2004	Exchange rate	C	Oblig. in US$	6,000,000	3,698,460	asset	3,698,460	—	135,660
									liabilities	(3,816,814)
FR	CCPE	7,000,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$	7,000,000	4,314,870	asset	4,314,870	—	158,270
									liabilities	(4,636,095)
FR	CCPE	110,400,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	110,400,000	68,051,664	asset	68,051,664	—	4,187,630
									liabilities	(63,767,813)
FR	CCPE	55,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	55,000,000	33,902,550	asset	33,902,550	—	980,520
									liabilities	(33,171,798)
FR	CCPE	9,366,540	III Trim. 2004	Exchange rate	C	Oblig. in US$	9,366,540	5,773,629	asset	5,773,629	—	78,802
									liabilities	(5,973,262)
S	CCTE	150,000,000	III Trim. 2004	Interest rate	C	Oblig. in US$	150,000,000	—	liabilities	(284,690)	(132)	(68,120)
S	CCPE	100,000,000	III Trim. 2004	Interest rate	C	Oblig. in EURO	100,000,000	—	asset	2,184,201	(313,702)	549,647
Income to be deferred for exchange insurance to be amortized									liabilities	(2,065,661)	10,300	786,969
Costs to be deferred for exchange insurance to be amortized									asset	1,073,213	(7,519)	(506,362)
Exchange insurance expired during the year ( net )											(1,720,161)
Total											(2,031,214)	4,305,542

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing items
S : Swap	CCTE: Hedge contract for anticipated items
CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

27.    Contingencies and restrictions:

a)    Lawsuits:

(i)    Complaints presented by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch $ 2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

(ii)    Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving to former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition other lawsuits involving 116 former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain Syndicates have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it improbable that the Company's income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii)    Complaint against Chilean government:

Telefónica CTC Chile continued its efforts to correct the illegalities of Decree No. 187 which set its rates. An administrative motion to set aside was filed. After a negative response from the authority, Telefónica CTC Chile filed an indemnity complaint against the government for illegalities incurred in the rate setting process.

The complaint was for US$274 million, plus readjustments and interest and covers past and future damages up to May 2004, arising from charging lower rates than should have legally been set.

The Third Civil Court of Santiago accepted the complaint, notifying the Government. Once the Government answered, and after the replication and rejoinder with which the discussion period ended, the Court dictated the evidence stage, setting the pertinent, substantial and controversial points of evidence. To date the evidence stage where both parties presented instrumental and testimonial evidence has expired. Certain evidence measures are still pending.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

27.    Contingencies and restrictions, continued:

(iv)    Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch $3,647,689,175 in addition to accruals during substantiation of the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). To date the discussion period has expired and the evidence stage is pending.

(v)    Preliminary Rate Proposal:

On March 5, 2004, the Government of Chile through the Telecommunications Undersecretary ("Subsecretaría de Telecomunicaciones (SUBTEL)) submitted to the Company its preliminary rate proposal (for regular telephone services) in which it proposed a 19% reduction in the fixed charge and 39% on the average price per minute for calls to regular telephones. This rate proposal, if compared to the prices that the Company hoped to charge, would mean a reduction of 39% and 66%, respectively.

As part of the process in progress, Telefónica CTC Chile requested the formation of an Experts Commission, to request that the recommendations on the matters under inquiry to incorporate the relevant modifications or justifiably insist on the values presented in its Rate Study (see Note 31a).

(vi)    Employee Loan Option as per Collective Agreement:

The collective agreements signed in 2003 with the syndicates, grant employees an option to apply for loans from the Company. Applications must be presented between April and May 2004, on the basis of various parameters and conditions established in the mentioned agreements. To date, the Company is in the process of receiving the loan applications.

b)    Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 14, 15 and 16), which establish among others: maximum debt clauses that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of March 31, 2004 the Company meets all the financial restrictions.

28.    Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

29.    Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2004 ThCh$	2003 ThCh$
Total current assets:		433,175,836	495,163,456
Cash	Non-indexed Ch$	7,028,471	11,120,113
	Dollars	1,510,060	3,203,470
	Euros	15,910	116,296
Time deposits	Indexed Ch$	269,235	264,627
	Non-indexed Ch$		16,793,377
	Dollars	1,418,212	14,637,156
Marketable securities	Indexed Ch$	180,550	130,950
	Non-indexed Ch$		149,309
	Dollars	47,450,269	80,951,116
	Euros		10,927,095
Notes and accounts receivable (a)	Indexed Ch$	295,096	4,827,995
	Non-indexed Ch$	220,951,803	231,116,400
	Dollars
Notes and accounts receivable from related companies	Non-indexed Ch$	9,460,320	8,893,466
	Dollars	10,458,970	11,991,086
Other current assets (b)	Indexed Ch$	50,947,015	48,473,321
	Non-indexed Ch$	47,670,433	30,119,212
	Dollars	35,385,409	20,999,940
	Euros	134,083	448,527
Total property, plant and equipment:		1,772,188,018	1,916,433,139
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,772,188,018	1,916,433,139
Total other long-term assets		241,782,660	299,063,449
Investment in related companies	Indexed Ch$	10,166,660	42,270,171
Investment in other companies	Indexed Ch$	3,835	3,835
Goodwill	Indexed Ch$	154,512,202	176,567,096
Other long-term assets (c)	Indexed Ch$	48,510,062	42,515,505
	Non-indexed Ch$	10,572,094	11,070,161
	Dollars	18,017,807	26,449,793
	Euros		186,888
Total assets		2,447,146,514	2,710,660,044
	Indexed Ch$	2,037,072,673	2,231,486,639
	Non-indexed Ch$	295,683,121	309,262,038
	Dollars	114,240,727	158,232,561
	Euros	149,993	11,678,806

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Misellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts: Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

29.	Local and foreign currency, continued

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2004		2003		2004		2003
DESCRIPTION	Currency	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term obligations with banks and financial institutions	Indexed Ch$	—	—	9,230,598	1.56	—	—	—	—
	Non-indexed Ch$	9,468,535	3.36	—	—	9,831,023	2.88	—	—
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	30,789,201	6.96	10,467,058	1.83	29,899,008	6.96	—	—
	Dollars	1,585,578	—	2,486,874	—	83,760,852	2.14	136,013,558	2.31
Obligations with the public (Bonds payable)	Indexed Ch$	1,691,280	5.97	5,311,440	5.85	855,604	6.03	2,198,673	5.61
	Dollars	—	—	—	—	4,382,650	—	5,298,285	—
	Euros	—	—	—	—	99,889,479	5.38	4,052,037	—
Long-term obligations maturing within a year	Indexed Ch$	439,578	8.91	126,943	8.09	10,708	8.84	358,263	8.09
Notes and accounts payable to related parties	Indexed Ch$	—	—	392,716	—	131,202	—	—	—
	Non-indexed Ch$	19,643,150	—	8,648,835	—	—	—	—	—
	Dollars	2,390,104	—	—	—	—	—	—	—
Other current liabilities (d)	Indexed Ch$	—	—	2,092,813	—	34,451,557	—	4,907,144	—
	Non-indexed Ch$	134,080,040	—	182,897,380	—	8,251,115	—	251,517	—
	Dollars	13,386,126	—	3,144,089	—	—	—	—	—
TOTAL CURRENT LIABILITIES		213,473,592		224,798,746		271,463,198		153,079,477
Subtotal by currency	Indexed Ch$	32,920,059		27,621,568		65,348,079		7,464,080
	Non-indexed Ch$	163,191,725		191,546,215		18,082,138		251,517
	Dollars	17,361,808		5,630,963		88,143,502		141,311,843
	Euros	—		—		99,889,479		4,052,037

(d)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

29.	Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligation with banks and financial institutions	Dollars	132,984,574	2.25	120,199,950	2.27	—	—	—	—
Bonds payable	Indexed Ch$	4,187,000	6.20	6,225,888	6.38	24,484,851	6.52	45,820,352	6.68
	Dollars	238,972,911	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	7,670,334	—	7,507,609	—	17,397,086	—	23,354,991	—
	Non-indexed Ch$	1,135,481	—	871,459	—	1,873,610	—	19,406,819	—
	Dollars	21,378,352	2.07	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		406,328,652		134,804,906		43,755,547		88,582,162
Subtotal by currency	Indexed Ch$	11,857,334		13,733,497		41,881,937		69,175,343
	Non-indexed Ch$	1,135,481		871,459		1,873,610		19,406,819
	Dollars	393,335,837		120,199,950		—		—

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2003		2003		2003		2003
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Indexed Ch$	59,662,729	5.60	—	—	—	—	—	—
	Dollars	249,801,345	2.70	109,728,541	2.38	—	—	—	—
Bonds payable	Indexed Ch$	7,864,649	5.79	9,898,923	5.99	33,647,261	6.19	54,829,063	6.56
	Dollars	146,304,721	7.63	146,304,721	8.38	—	—	—	—
	Euros	115,131,168	5.38	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	11,216,800	—	11,575,132	—	14,565,247	—	13,632,708	—
	Non-indexed Ch$	2,732,279	—	441,595	—	1,044,066	—	17,841,993	—
	Dollars	24,828,074	3.00	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		617,541,765		277,948,912		49,256,574		86,303,764
Subtotal by currency	Indexed Ch$	78,744,178		21,474,055		48,212,508		68,461,771
	Non-indexed Ch$	2,732,279		441,595		1,044,066		17,841,993
	Dollars	420,934,140		256,033,262		—		—
	Euros	115,131,168		—		—		—

(e)	Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred Taxes, Other Liabilities.

30.    Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the 2004 period.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

31.    Subsequent events:

a)    Preliminary Rate Proposal:

On April 4, 2004, Telefónica CTC Chile presented to the Telecommunications Undersecretary ("Subsecretaría de Telecomunicaciones") the Report on Modifications and Insistence on the Rate Study, presented on November 6, 2003, incorporating the recommendations of the Experts Commission and insisting on those matters that were not the object of inquiries.

As of April 4, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction have 30 days to dictate the Rate Decree that will govern the 5-year period of 2004 – 2009, after the Contraloría General de la República has been informed.

b)    Payment of Final Dividend No. 164:

The Ordinary Shareholders' Meeting of Telefónica CTC Chile, held on April 15, 2004, approved payment of a final dividend of Ch$3.20 per share equivalent to ThCh $ 3,620,903, with a charge to retained earnings as of December 31, 2003. The dividend will be paid on May 7, 2004.

c)    Mobile Telephone Rate Decree:

On April 14, 2004, the Daily Gazette published the new decree that effective February 12, 2004 sets the structure in respect to charges, rate levels and indexation mechanisms of the interconnection services of mobile telephone companies for the next five years. The new decree stipulates an average rate reduction of 26.5%.

d)    Election of Regular and Deputy Directors:

The Ordinary Shareholders' Meeting held on April 14, 2004, elected the Company's directors. The vote resulted in the replacement of Messrs.: Nicolás Majluf Sapag, Sergio Badiola Broberg and Augusto Iglesias Palau, by Messrs.: Hernán Cheyre Valenzuela, Carlos Díaz Vergara and Alvaro Clarke de la Cerda.

e)    Name Change of CTC Transmisiones Regionales S.A.:

On April 14, 2004, the Ordinary Shareholders' Meeting agreed to change the name of Compañía de Teléfonos de Chile Transmisiones Regionales S.A. to Telefónica Mundo S.A.

f)    Sale Publiguías:

On April 26, 2004, Telefónica CTC Chile sold and transferred 9% of its ownership of Sociedad Publiguías, for ThUS$ 14,760. This transaction resulted in Telefónica recognizing an effect on income (net gain) after taxes of ThCh$ 4,940.

In the period between April 1 and 16, 2004, there have been no other significant subsequent events that affect these financial statements.

32.    Environment:

In the opinion of Management and their internal legal counsel and because the nature of the Company's operations does not directly or indirectly affect the environment, as of the closing date of these financial statements no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

33.    Accounts payable:

The detail of the accounts payable balance is as follows:

	2004 ThCh$	2003 ThCh$
Suppliers
Local	99,136,301	119,108,894
Foreign	14,154,951	3,503,295
Carrier service	4,696,994	7,394,052
Accrual of completion percentage	10,690,047	29,794,445
Total	128,678,293	159,800,686

Alejandro Espinoza Querol	Claudio Muñoz Zúñiga
General Accountant	General Manager

Item 2.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2004

INDEX

1.	Highlights	52
2.	Volume statistics, property, plant & equipment and statements of income	55
3.	Analysis of results for the period	57
	3.1 Operating Income	57
	3.2 Non-operating Income	58
	3.3 Net Income for the year	58
4.	Results by business area	58
5.	Statement of cash flows	60
6.	Financial indicators	61
7.	Explanation of the main differences between market or economic value and the book value of the Company's assets	62
8.	Regulatory issues	62
9.	Analysis of markets, competition and relative participation	64
10.	Analysis of market risk	66

1.	HIGHLIGHTS

Results for the Period and Business Statistics for the Company

As of March 31, 2004, Telefónica CTC Chile recorded consolidated net income of Ch$ 3,513 million, figure that represents a drop of 51.6% in relation to net income obtained in the same period of the previous year of Ch$ 7,258 million.

At an operating level, the revenues of Telefónica CTC Chile reached a surplus of Ch$ 23,745 million, a 27.8% decrease from the figure reached in the first quarter of 2003 of Ch$ 32,872 million.

This effect is derived from a 1.3% increase in operating income and a 7.1% increase in operating costs. It should be noted that among the main effects of the 10.1% growth in the mobile customer portfolio during the first quarter of 2004, equivalent to 230,378 customers, is the acquisition cost which is reflected in income during the first quarter of 2004, whereas income generates cash flows as of that period and extends during the future permanence of the customers.

Non-operating income in the first quarter of 2004, shows a deficit of Ch$ 13,855 million, 15.6% less than the previous year of Ch$ 16,425 million, derived mainly from the drop in financial expenses associated to a lower debt level and improved financing conditions, Together a decrease by goodwill amortization expenses. This was partly compensated by a negative effect of the price-level restatement and financial income lower.

Inasmuch as business operating figures, as of March 31, 2004, Telefónica CTC Chile's regular telephone lines in use reached 2,419,587, showing a decrease of 8.0% in relation to March 31, 2003. In the ADSL service, customers reached 143,108 with a growth of 116.6% in relation to the previous year. Mobile service customers reached 2,500,135 with a growth of 32.7% in comparison to 2003. The long-distance business presented a increase in traffic of 1.8% in national long distance (NLD) and 6.3% in outgoing international long distance (ILD), reaching 168 million minutes and 17 million minutes, as of March 31, 2004, respectively. ATM links for corporate customers increased by 12.3% whereas IP dedicated links grew by 68.4%.

As of March 31, 2004, the corporation's staff reached 4,731 employees, which represents an increase of 2.5% compared to March 2003.

Tariff Setting Process for Telefónica CTC (Local Telephone Service)

As an issue prior to beginning of the rate setting process of the services rendered by Telefónica CTC Chile, on January 13, 2003, Telefónica CTC Chile S.A. requested the pronouncement of the Antitrust Commission to decree freedom of rates in specific geographical zones, define the telephone services that will be subject to rate regulation where the market conditions do not yet merit a rate freedom regime and determine that Telefónica CTC Chile has the right to offer alternative rate plans without prior authorization.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 defining the services subject to rate setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejected the petition for rate freedom for specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the Antitrust Commission did not issue a specific pronouncement although the majority of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that a pronouncement on that matter was not in their jurisdiction.

On April 30, 2003, Telefónica CTC presented to the Communications Undersecretary (Subtel) its proposal for Technical Economic Basis for the Rate Setting Study of the Services provided to the public and for the Rate Setting Study of services provided by Telefónica CTC Chile to other Public Telephone concessionaires, to intermediate services concessionaires that provide long distance telephone service and to suppliers of complementary services.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Basis. In this respect, Telefónica CTC Chile formulated 84 controversies to the Preliminary Basis of Subtel and requested formation of the Experts Commission in accordance with what is established in the Law and in the Regulations that Regulate the Procedure, Publicity and Participation in the Rate Setting Process.

The Experts Commission was officially formed on June 17, by the experts designated by Telefónica CTC Chile and Subtel, and issued their report on July 17, 2003, unanimously pronouncing themselves on 76 controversies formulated by Telefónica CTC Chile, with the exception of a single one of these which was by majority.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which set the Final Technical – Economic Basis that govern the rate study to set the levels, structure and indexation mechanisms for services subject to rate setting provided by Telefónica CTC Chile.

On November 6, 2003 Telefónica CTC Chile, presented the Rate Study setting the levels, structure and indexation mechanism for services subject to rate setting.

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Opposition to the Rate Study. Telefónica CTC Chile requested the formation of an Experts Commission, which was officially formed on March 12. The Experts Commission issued their report on April 2, making a pronouncement on the inquiries made by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries the Report on Modifications and Insistence on the Rate Study, incorporating the recommendations made by the Experts Commission and insisting on those other matters that were not the subject of inquiries.

Rate flexibility

Since Resolution No. 686 was not very precise in the matter of Rate Flexibility, on September 1, 2003, Telefónica CTC Chile presented a request to clarify and complement such resolution to the Honorable Antitrust Commission, in respect to this important matter.

It is thus that the Honorable Antitrust Commission finally made a pronouncement on the request of Telefónica CTC Chile and by means of Resolution No. 709 of October 13, 2003 resolved to: "Accept the request made in fs 476 by Compañía de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No. 686, of May 20, 2003, in the sense that what was resolved implies that the existing market conditions still do not merit such rate freedom, therefore a rate, which must be understood as a maximum, must be set. Lower rates in other plans can be offered, but the conditions in these to duly protect and provide guarantees to users in respect to those in a dominant market position, must be matters regulated by the respective authority."

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, keeping to a general framework for the application of the flexibility, which must be defined by the authority, without requesting authorization for each plan. In this respect, Telefónica CTC Chile requested from the authority that they dictate the corresponding standards.

Decree No. 742 of December 24, 2003 issued by the Ministry of Transport and Telecommunications was published in the "Diario Oficial" of February 26, 2004. This decree established the regulation that governs, without restriction as to levels or structure, the conditions under which various plans and joint offers from the dominant operators of the local telephone public service can be offered.

Mobile Telephone Interconnection Rate Setting Process

On January 10, 2003, Telefónica Móvil presented to Subtel its Technical Economic Basis proposal to govern the access charges rate setting study for the 2004-2009 period.

By means of Resolution issued on February 22, 2003, Subtel approved the Final Technical Economic Basis that will govern the rate setting process for interconnection services of the concessionaires of the mobile telephone public service.

Last July 25, Telefónica Móvil presented the Rate Study to set rates for services subject to rate setting.

On November 22, 2003, the Report of Objections and Counter Proposals to the rates proposed by Telefónica Móvil S.A. for services subject to rate setting was notified. Telefónica Móvil S.A. requested the formation of an Expert Commission, which was formed on December 2, 2003, to make a pronouncement on the controversies presented by concessionaire Telefónica Móvil S.A. for the services subject to rate setting. On December 20, the Expert Commission submitted the report to the parties.

On December 22, 2003, Telefónica Móvil S.A. presented the Report on Modifications and Insistence, incorporating on the one hand the pertinent modifications and on the other, justifiably insisting on the values presented in the Rate Study, attaching the Report of the Expert Commission.

The Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by decree will set the levels, structure and mechanisms of indexation of the services subject to rate setting. That decree was sent to the General Controller of the Republic, with the supporting report attached.

On April 12, 2004, the General Controller became aware of the decrees that set the rate for access charges of the Mobile Telephony companies. The rate decrees were published in the Official Gazette of April 14, 2004.

Decrease in Financial Debt

Telefónica CTC Chile has continued improving its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through the global drop in interest rates. As of March 31, 2004, the debt ratio, measured as the relationship between current liabilities and shareholders' equity, was 0.90, figure that has shown a continuous downward tendency comparing favorably to the ratio of 1.08 recorded in the same period the previous year. As of March 31, 2004, financial debt reached US$1,387 million, reflecting a decrease of 9.6% in relation to the nominal financial debt of US$ 1,534 million recorded as of March 31 of the previous year. The drop in debt levels together with the improved financing conditions and the drop in the dollar decreased financial expenses by 34.1% in 2004.

2.	VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	MARCH 2003	MARCH 2004	VARIATION
			Q	%
Lines in Service at (end of period)	2,630,223	2,419,587	(210,636)	-8.0%
Total Average Lines in Service	2,655,948	2,412,799	(243,149)	-9.2%
Local calls (millions) (1)	1,165	1,119	(46)	-3.9%
Inter-primary DLD Minute(2) (thousands)	657,313	539,504	(117,809)	-17.9%
Total ILD Minutes(3) (thousands)	403,283	288,328	(114,955)	-28.5%
ILD Minute Outgoing (incl. Internet)	319,359	188,238	(131,121)	-41.1%
ILD Minutes Incoming	83,924	100,090	16,166	19.3%
Line Connections	65,045	82,307	17,262	26.5%
Mobile Telephone Customers	1,883,837	2,500,135	616,298	32.7%
ADSL Connections in Service	66,060	143,108	77,048	116.6%
Permanent Personnel Telefónica CTC Chile	2,563	3,014	451	17.6%
Permanent Personnel Subsidiaries	2,053	1,717	(336)	-16.4%
Total Corporate Personnel	4,616	4,731	115	2.5%

1.	Does not include calls from public phones owned by the Company.

2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Number includes staff with contracts determined term.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of March 31, 2004)

DESCRIPTION	MARCH 2003	MARCH 2004	VARIATION
			MCh$	%
Land, Infrastructure, Machinery and Equipment	3,817,416	3,925,309	107,893	2.8%
Projects and Works in Progress	142,234	98,179	(44,055)	-31.0%
Accumulated Depreciation	(2,043,217)	(2,251,300)	(208,083)	10.2%
NET PROPERTY, PLANT & EQUIPMENT	1,916,433	1,772,188	(144,245)	-7.5%

TABLE No. 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS
ENDED MARCH 31, 2004 AND 2003
(Figures in millions of pesos as of 03.31.04)

	Jan - Mar 2003	Jan - Dec 2003	Jan - Mar 2004	VARIATION (2003/2002)
DESCRIPTION				MCh$	%
Local Telephone Service	93,365	372,668	86,398	(6,967)	–7.5%
Basic Telephone Service	76,959	299,908	67,753	(9,206)	–12.0%
Fixed Charges	39,555	151,381	35,370	(4,185)	–10.6%
Variable Income	35,798	142,933	31,147	(4,651)	–13.0%
Connections and Other Installations	1,606	5,594	1,236	(370)	–23.0%
Access Charges and Interconnections (1)	5,757	25,502	5,726	(31)	–0.5%
National Long Distance	2,309	8,723	1,839	(469)	–20.3%
International Long Distance	727	2,672	505	(222)	–30.5%
Other Charges and Interconnection Services	2,721	14,107	3,381	660	–4.3%
Advertisements in Telephone Directories	959	5,353	1,156	198	20.6%
Other Local Telephone Services	9,691	41,905	11,763	2,072	21.4%
Value Added Service	4,491	18,039	4,016	(475)	–10.6%
Commercialization of Equipment	2,239	8,762	2,863	624	27.9%
Other Services	2,961	15,104	4,884	1,923	65.0%
Long Distance	17,293	61,347	15,026	(2,267)	–13.1%
National Long Distance	7,710	26,078	6,223	(1,487)	–19.3%
International Service	6,790	24,453	6,273	(517)	–7.6%
Media and circuit rentals	2,794	10,816	2,530	(264)	–9.4%
Mobile Communications	54,869	236,432	65,618	10,749	19.6%
Mobile Communications	32,303	148,680	45,535	13,232	41.0%
CPP Interconnection (2)	22,566	87,752	20,084	(2,482)	–11.0%
Corporate Communications	17,958	78,339	18,711	754	4.2%
Equipment Sales and Rental, Network Sales	7,799	35,859	7,842	43	0.6%
Private Services	10,159	42,481	10,870	711	7.0%
Other Businesses	14,472	59,940	14,873	401	2.8%
Public Telephones	2,908	11,026	2,729	(178)	–6.1%
ITI Maintenance and Equipment Sales	7,391	30,782	7,978	587	7.9%
Other Income (3)	4,174	18,132	4,166	(8)	–0.2%
	9,470	11,549	18,223	8,753	92.4%
TOTAL OPERATING INCOME	197,958	808,726	200,627	2,669	1.3%
OPERATING COSTS	(126,417)	(523,208)	(134,400)	(7,983)	6.3%
Payroll	(12,943)	(56,555)	(13,729)	(786)	6.1%
Depreciation	(64,899)	(262,369)	(63,951)	948	–1.5%
Other Operating Costs	(48,575)	(204,284)	(56,720)	(8,145)	16.8%
ADMINISTRATION AND SELLING COSTS	(38,668)	(170,737)	(42,482)	(3,814)	9.9%
TOTAL OPERATING COSTS	(165,086)	(693,945)	(176,882)	(11,796)	7.1%
OPERATING INCOME	32,872	114,781	23,745	(9,127)	–27.8%
Financial Income	2,281	7,042	1,840	(441)	–19.3%
Other Non-operating Income	1,790	12,272	694	(1,096)	–61.2%
Income from Investment in Related Companies (4)	153	677	23	(130)	–85.0%
Financial Expenses	(17,216)	(60,939)	(11,345)	5,871	–34.1%
Amortization of Goodwill	(3,727)	(22,969)	(2,826)	901	–24.2%
Other Non-operating Expenses	(1,795)	(12,409)	(993)	802	–44.7%
Price-level Restatement	2,089	632	(1,248)	(3,337)	C.S.
NON-OPERATING INCOME	(16,425)	(75,694)	(13,855)	2,570	–15.6%
INCOME BEFORE INCOME TAX	16,447	39,088	9,890	(6,557)	–39.9%
Taxes	(9,173)	(28,864)	(6,421)	2,752	–30.0%
Minority Interest	(16)	(140)	44	60	C.S.
NET INCOME (5)	7,258	10,083	3,513	(3,745)	–51.6%

(1)	Due to accounting consolidation does not include access charges of188 Mundo Telefónica and Globus.

(2)	Corresponds to income recorded in Telefónica Móvil.

(3)	Includes revenues from Sonda, until August 2003, Telemergencia, Tgestiona and Telefónica Internet Empresas

(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(5)	For comparative purposes certain reclassifications have been made for 2002 statements of income.

3.	ANALYSIS OF RESULTS FOR THE PERIOD

3.1	OPERATING INCOME

As of March 31, 2004, operating income reached Ch$ 23,745 million, which represents a decrease of 27.8% in comparison to the first quarter previous year.

Operating Income

Operating income for the period reached Ch$ 200,627 million showing a decrease of 1.3% in relation to 2003.

This variation originated mainly from the 19.6% growth in income from mobile services, the 4.2% increase in corporate communications income and the 21.4% increase in other local telephony services. This was partly compensated by an 11.7% decrease in local income from fixed income and variable income and a 13.1 % drop in income from long distance services.

Income from Local Telephone Service:    Income from Basic Telephone Service decreased by 12.0% in respect to the previous year. The variation experienced by this income is mainly derived from: (i) the 10.6% decrease in the level of fixed income, corresponding to the fixed monthly charge for network connections, together with variable income which decreased by 13.0% in respect to the previous year, due to a 9.2% decrease in the average lines in service, the declining behavior of traffic per line and the 1% drop in rate in May 2003.

Consolidated income from access charges and interconnections decreased by 0.5%, mainly due to a 20.3% and 30.5% decrease in access charges national and international long distance, as a consequence of the 17.9% and 28.5% drop in interconnection traffic, respectively. This was partly compensated by a 24.3% increase in other interconnection charges and services.

Other Local Telephone Services, increased by 21.4% due to an increase of 27.9% in commercialization of equipment and a 65.0% increase in other services highlighting the increase of ADSL broad band services rendered which have translated into 167% higher income in comparison to 2003. This was compensated in part by a 10.6% decrease in value added services.

It should be noted that income from other local telephony services includes the contribution of ADSL broad band services, which present a sustained growth during the last periods.

Long Distance:    Income from these services decreased by 13.1%in respect to 2003, due to a 19.3% and 7.6% decrease in NLD and ILD, respectively, situation that was influenced by a decrease in average outgoing long distance prices, in spite of a 1.8% growth in NLD traffic and a 6.3% increase in outgoing ILD traffic. Media and circuit rental show lower income equivalent to 9.4% in relation to the first quarter of 2003.

Mobile Communications:    Total income from this business increased by 19.6% in relation to 2003, mainly due to the 27.4% growth experienced in the average mobile customer portfolio, partially offset by the drop in average income per subscriber, and a higher level of prepaid customers in relation to contract customers. It should be noted that this business includes income regulated by incoming traffic to mobile telephones (CPP).

Corporate Communications:    Presents a 4.2% increase in respect to the previous year, due to a 7.0% increase in income from data and circuits and a 0.6% increase in income from commercialization of networks and advanced telephony, notwithstanding the transfer of management of the Internet connections business to Telefónica Internet Empresas.

Other Operating Income:    Shows a 2.8% increase due to a 7.9% increase in income from maintenance of inside telephone installation maintenance, compensated in part a 6.1% drop in income from public telephones.

Operating Costs

Operating costs of Ch$176,882 million for the period decreased by 7.1% compared to 2003.

This increase is mainly explained by the 6.1% rise in the cost of remunerations, whereas depreciation recorded a 1.8% drop derived mainly from the drop in the level of investments made by the corporation.

Other operating costs increased by 17.2% mainly due to the increase in costs of the mobile business associated to the growth in their activities, which has fundamentally translated into an increase in their cost of equipment sold and interconnection costs.

Administration and selling costs present an increase of 9.9% in relation to the first quarter of the previous year, derived mainly from the increase in the cost of mobile business associated to the growth in its activities, which have generated an increase in its cost of commissions from sales and advertising.

3.2	NON-OPERATING INCOME

Non-operating income obtained in the first quarter 2004 shows a deficit of Ch$13,855 million, figure that is 37.6% less than the non-operating deficit in 2003. The variation in non-operating income is broken down as follows:

Financial income shows a drop of 19.3%, mainly due to lower national and international interest rates and less available funds, destined to decrease the Corporation's financial debt.

Other non-operating income shows a 61.2% decrease mainly explained by higher value of Terra Networks shares in the market recorded in 2003.

Financial expenses show a 34.1% decrease in 2004, associated mainly to lower financial debt, renegotiation of the current loan rates, a drop in the interest rates in the market and the effect of the lower exchange rate.

Other non-operating income decreased by 44.7%, mainly due to higher expenses incurred in 2003 for staff severance indemnities and expenses associated to lawsuits and other expenses recorded in 2003.

Price-level restatement recorded a loss of Ch$1,248 million whereas the same period in the previous year recorded net income of Ch$ 2,089 million, due in part to the influence of the negative CPI recorded in the first quarter of 2004. It should be noted, that a 100% coverage level has been maintained for changes in the exchange rate and a 62% interest rate coverage. The Company's peso-dollar exchange policy allowed neutralization of the effects of the changes in the exchange rate of 2003 and 2004.

3.3	NET INCOME FOR THE YEAR

Net income showed a gain of Ch$ 3,513 million, in comparison to a loss of Ch$7,258 million in 2003. Income obtained in the year derives from the 27.8% decrease in operating income, compensated by a 15.6% decrease in the non-operating deficit whereas income tax decreased by 30.0% in relation to the previous year.

4.	RESULTS BY BUSINESS AREA

Local Telephone Business:    Presented a net loss of Ch$4,565 million in the year, situation that represents a deficit decrease of Ch$ 5,558 million in respect to the previous year.

Long Distance Business:    Shows net income of Ch$4,919 million, a 27.0% decrease in comparison to the previous year. This variation is composed of a 16.7% drop in operating income, a decrease in the non-operating surplus, situation that was partly compensated by lower taxes.

Corporate Communications Business:    This business contributed net income of Ch$4,408 million, a 14.4% decrease in relation to 2003 which shows net income of Ch$5,147 million, notwithstanding the 5.0% increase in operating income.

Mobile Telephone Business:    The mobile business presents a loss of Ch$2,889 million in the period, whereas in 2003 it showed net income of Ch$2,933 million. This effect is mainly due to a 21.5% increase in operating income and the effect of the 32.7% increase in its operating costs due to the strong growth rate maintained.

Other Businesses:    Altogether other business generated net income of Ch$1,640 million and operating net income of Ch$ 3,116 million in the period, whereas during the same period the previous year a net loss of Ch$2,002 million was recorded and operating net income of Ch$233 million. These businesses mainly include ISP services for PYMES, public telephony, maintenance and installation of basic telephone equipment, Telemergencia alarm monitoring services and shared services.

The following graph shows the contribution of each business area to corporate income:

INCOME AND COSTS BY BUSINESS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2003
(Figures in millions of pesos as of 03.31.04)

	Local			Corporate Communications			Long Distance			Mobile Telephones			Others
	Jan-Mar 2003	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2004	Jan-Dec 2003	Jan-Mar 2003
Operating Income	106,295	429,789	101,613	24,072	98,091	24,255	23,815	90,618	21,523	56,050	241,188	68,088	20,242	85,672	19,342
Income	93,365	372,668	86,398	17,958	78,339	18,711	17,293	61,347	15,026	54,869	236,432	65,618	14,472	59,940	14,873
Intercompany Transfers	12,928	57,120	15,215	6,115	19,751	5,543	6,521	29,270	6,496	1,180	4,755	2,469	5,769	25,733	4,468
Operating Expenses	(91,099)	(382,511)	(93,150)	(18,983)	(78,138)	(18,909)	(16,659)	(66,213)	(15,562)	(51,731)	(227,786)	(68,662)	(20,009)	(80,674)	(16,226)
Payroll	(11,528)	(50,524)	(13,678)	(1,667)	(8,065)	(1,991)	(1,199)	(5,626)	(426)	(3,330)	(14,315)	(4,007)	(2,463)	(10,894)	(1,241)
Depreciation	(41,917)	(166,854)	(39,015)	(2,870)	(12,043)	(2,956)	(2,705)	(10,891)	(2,807)	(14,552)	(63,698)	(17,672)	(2,992)	(11,919)	(2,847)
Goods and Services	(26,506)	(116,557)	(28,671)	(4,495)	(21,052)	(2,851)	(9,592)	(35,073)	(8,416)	(31,323)	(139,116)	(44,364)	(7,948)	(27,318)	(5,955)
Intercompany Transfers	(11,148)	(48,576)	(11,787)	(9,951)	(36,977)	(11,111)	(3,162)	(14,624)	(3,912)	(2,526)	(10,657)	(2,618)	(6,607)	(30,543)	(6,183)
Operating Income	15,195	47,278	8,463	5,090	19,953	5,346	7,156	24,404	5,961	4,320	13,402	(574)	233	4,999	3,116
Non-operating Income and Expenses
Financial Expenses	(17,064)	(60,102)	(11,138)	275	(18)	(9)	(0)	(16)	(0)	(273)	(865)	(198)	(275)	60	(1)
Other Income and Expenses	426	(1,435)	(1,657)	215	(596)	(14)	1,475	858	188	195	(1,610)	(245)	(1,400)	(11,972)	(771)
Intercompany Transfers	4,080	17,068	4,267	(348)	(494)	61	(559)	(2,003)	(188)	(2,050)	(8,444)	(2,549)	(244)	(1,380)	(170)
Non-operating Income	(12,557)	(44,470)	(8,528)	142	(1,107)	37	915	(1,161)	(1)	(2,130)	(10,918)	(2,992)	(1,919)	(13,292)	(942)
R.A.I.I.D.A.I.E (*)	61,619	229,765	50,088	7,827	30,907	8,349	10,777	34,150	8,768	17,016	67,046	14,305	1,581	3,566	5,023
Taxes and Others	(8,194)	(23,801)	(4,500)	(85)	(1,524)	(976)	(1,335)	(4,633)	(1,041)	743	2,038	676	(316)	(1,084)	(534)
Income After Taxes	(5,556)	(20,993)	(4,565)	5,147	17,321	4,408	6,736	18,610	4,919	2,933	4,521	(2,889)	(2,002)	(9,377)	1,640

(*)	R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2004
(Figures in millions of pesos as of 03.31.04)

5.	STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of March 31, 2004)

DESCRIPTION	JAN-DEC 2003	JAN-DEC 2004	VARIATION
			MCh$	%
Cash flows from operating activities	69,334	38,260	(31,074)	–44.8%
Cash flows from financing activities	(14,967)	(6,890)	8,077	–54.0%
Cash flows from investment activities	(28,955)	(24,793)	4,162	–14.4
Effect of inflation on cash and cash equivalents	(144)	160	304	C.S.
Net change in cash and cash equivalents for the period	25,268	6,737	(18,531)	–73.3%

The Ch$6,737 million increase in cash flows for 2004 compared to the Ch$ 25,268 million increase in 2003, is derived from a decrease in cash flows from operating activities, which notwithstanding was higher than the cash flows for amortization and prepayment destined to decrease the financial debt and lower cash flows from investment activities in the first quarter of 2004.

6.	FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN - MAR 2003	JAN - DEC 2003	JAN - MAR 2004
LIQUIDITY RATIO
Current Ratio
(Current Assets / Current Liabilities)	1.31	0.86	1.02
Acid Ratio
(Most liquid assets / Current Liabilities)	0.37	0.14	0.14
DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders' Equity)	1.08	0.93	0.90
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.73	0.59	0.63
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	1.82	1.53	1.71
RETURN AND NET INCOME PER SHARE RATIO
Operating Margin
(Operating Income / Operating Revenues)	16.5%	14.2%	11.8%
Operational Income Return
(OperatingIncome/NetProperty,PlantandEquipment(1))	1.7%	5.9%	1.3%
Net Income per Share
(Net Income / Average number of paid shares each year)	$7.6	$10.6	$3.7
Return on Equity
(Net income / Average shareholders' equity)	0.56%	0.8%	0.27%
Return Shareholders' on Assets
(Net income / Average assets)	0.27%	0.39%	0.14%
Operating Assets Yield
(Netincome/Averageoperatingassets(2))	0.38%	0.5%	0.20%
Return on Dividends(Paid dividends / Market Price per Share)	N.A.	0.8%	N.A.
ACTIVITY INDICATORS
Total Assets	MM$2,710,660	MM$2,482,913	MM$2,447,147
Sale of Assets	MM$48	MM$32,028	MM$183
Investments in other companies and property, plant and equipment	MM$31,054	MM$143,284	MM$18,024
Inventory Turnover
(Cost of Sales / Average Inventory)	2.2	3.1	3.7
Days in Inventory
(Average Inventory / Cost of sales times 360 days)	164	116	97

(1)	Figures at the beginning of the year, restated.

(2)	Property, plant and equipment are considered operating assets

(3)	Telefónica CTC Chile did not pay dividends during the first quarter of 2003 and 2004.

From the previous table, we emphasize the following:

The common liquidity ratio shows a decrease due to the 12.5% drop in current assets, while current liabilities increased by 12.5% in respect to the previous year.

The indebtedness ratio decreased due to lower levels of financial liabilities in relation to the January – March 2003 period.

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.	REGULATORY ISSUES

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefónica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

The main services subject to regulation of rates are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Stretch, Access Charges, Communications Service from Public Telephones and Network Segregation Services.

In relation to the procedure to be followed for rate setting of services subject to rate regulation, on January 13 of this year Telefónica CTC Chile S.A. requested that the Antitrust Commission make a pronouncement to decree freedom of rates in specific geographic zones, define telephone services that will be subject to rate regulation where market conditions do not yet merit a rate freedom regime and determine that CTC Chile has the right to offer alternative rate plans without prior authorization.

Subtel began the process of setting rates for Telefónica CTC Chile together with the process of setting rates for public services provided by Entelphone in Easter Island and interconnection service rates (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC submitted to Subtel its proposal for Technical Economic Basis for the Rate Setting Study of Services provided to the public and for the Rate Setting Study of Services provided by Telefónica CTC Chile to other Public Telephone service concessionaires, to intermediate services concessionaires, which provide long distance telephone service and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 defining the services subject to rate setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejected the petition for rate freedom for specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the Antitrust Commission did not issue a specific pronouncement although the majority of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that that matter did not correspond to that Commission.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Basis. In this respect, Telefónica CTC Chile formulated 84 controversies to the Preliminary Basis of Subtel and requested formation of the Expert Commission in accordance with what is established in the Law and in the Regulations that Regulate the Procedure, Publicity and Participation in the Rate Setting Process.

The Expert Commission was officially formed on June 17, by the experts designated by Telefónica CTC Chile and Subtel, and issued their report on July 17, 2003, unanimously pronouncing themselves on controversies formulated by Telefónica CTC Chile, with the exception of a single one of these which was by majority.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which set the Final Technical – Economic Basis that will govern the rate study to set the levels, structure and indexation mechanisms for services subject to rate setting provided by Telefónica CTC Chile.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the preliminary TEB. Therefore Subtel dictated the Final Technical Economic Basis for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Rate Study that sets the levels, structure and indexation mechanisms for the services subject to rate setting.

On March 5, 2004, the Ministries of Transport, Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Opposition to the Rate Study. Telefónica CTC Chile requested the formation of an Experts Commission, which was officially formed on March 12. The Experts Commission issued their report on April 2, making a pronouncement on the inquiries made by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries the Report on Modifications and Insistence on the Rate Study, incorporating the recommendations made by the Experts Commission and insisting on those other matters that were not the subject of inquiries.

Rate flexibility

By means of Resolution No. 709 of October 13, 2003, the Antitrust Commission decided to: "Accept the request made in fs 476 by Compañía de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No.686, of May 20, 2003, registered in fs. 440, in the sense that what was resolved implies that the existing market conditions still do not merit such rate freedom, therefore a rate, which must be understood as a maximum, must be set. Lower rates for other plans can be offered, but the conditions of these to duly protect and provide guarantees to users in respect to those in a dominant market position, must be matters regulated by the respective authority."

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than the plan regulated by the authority, based on the conditions defined for these purposes by the respective authority.

Decree No. 742 of December 24, 2003 of the Ministry of Transport and Telecommunications was published in the Official Gazette of February 26, 2004. This decree established the regulation that governs, without restriction in levels or structure, the conditions under which various plans and joint offers from the dominant operators of the local telephone public service can be offered.

Mobile Telephone Rate Decree

Decree No. 7 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

Since the expiry of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefónica Móvil presented their Technical Economic Basis Proposal beginning the process of setting the rates for the 2004-2009 period. Subtel, by means of Exempt Resolution of February 22, 2003, approved the Final Technical Economic Basis that will govern the process of setting Rates for Access Charges of the public mobile telephone service concessionaire.

Last July 25, Telefónica Móvil presented the Rate Study to set the rates for services subject to rate setting.

On November 22, 2003, the Report of Objections and Counter Proposals to the rates proposed by Telefónica Móvil S.A. for services subject to rate setting was notified. Telefónica Móvil S.A. requested the formation of an Expert Commission, which was formed on December 2, 2003, to make a pronouncement on the controversies presented by concessionaire Telefónica Móvil S.A. for the services subject to rate setting for the five-year 2004-2009 period. On December 20, the Experts Commission submitted the report to the parties.

On December 22, 2003, Telefónica Móvil S.A. presented the Report on Modifications and Insistence, incorporating on the one hand the pertinent modifications and on the other, justifiably insisting on the values presented in the Rate Study, attaching the Report of the Expert Commission.

The Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by decree will set the levels, structure and mechanisms of indexation of the services subject to rate setting. That decree was sent to the Contraloría General de la República, with the supporting report attached.

On April 12, 2004, the General Controllership of the Republic became aware of the decrees that set the rate for access charges of the Mobile Telephony companies. The rate decrees were published in the Official Gazette of April 14, 2004.

Indemnity complaint against the Government

Upon extinguishing the administrative instances to correct the illegalities involved in the setting of rates, Telefónica CTC Chile S.A. filed a damage indemnity complaint against the Government.

The complaint is for US$274 million, plus readjustments and interest. It covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

The Third Civil court of Santiago accepted the complaint, notifying the Government in order for them to reply. Once the Government reply and rejoinders were filed, ending the discussion period, the Court set the pertinent, substantial and controversial facts of evidence, which initiated the evidence stage, stage at which witnesses testified and documents were filed by both parties.

Once the evidence stage was concluded the expert testimony stage requested by both parties began. The Court designated the Experts to testify on the different technical matters. On April 2, 2004, the first experts report was issued in relation to the overdue status of the access charges of fixed-mobile calls.

9.	ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

During 2003 the sector showed strong dynamisms in the mobile telephony and Internet broad band markets, in contrast to the stagnation of the regular telephony, long distance and switch Internet (thin band) markets. This process continued during the first quarter of 2004, but there have been signs of recovery in the International Long Distance (ILD) market.

In the competitive environment, there were no relevant changes during the first quarter year in the participation of operators in the different businesses, with the exception of Telefónica CTC Chile's increase in the broad band market share.

Among the relevant competitive facts a highlight is that AT&T Latin America, owner of AT&T Chile, in mid-April 2003 invoked Chapter 11 of the United States Bankruptcy Law to reorganize its operations. This process resulted in a private tender in October 2003, where it was awarded to Telmex, which assumed operations in the firs quarter of 2004.

Another relevant event, at the end of 2003 is the takeover of management of United Global Com, 100% owner of VTR Chile, by Liberty Media, in turn 50% owner of Metrópolis Intercom in association with the Claro Group. After this transaction, announced on January 5, 2004, Liberty requested that the Central Preventive Commission (Comisión Preventiva Central) analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Cable TV market in Chile and are relevant competitors in the broad band market provided by cable modem. Likewise, VTR is the second largest telephone service operator in the country.

Local Telephone Service

This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services. Incorporation to this market is regulated by concessions awarded by the Telecommunications Subsecretary of the Ministry of Transport and Telecommunications (Ministerio de Transportes y Telecomunicaciones (SUBTEL)).

Currently twelve companies with thirteen brands participate in this market, including 4 rural operators. The penetration rate per 100 inhabitants as of March 2004 was in the order of 20.4 lines per 100 inhabitants. As March 2004, Telefónica CTC Chile has approximately 74.8% of standard telephone lines.

On August 21, 1999, Decree No. 187 was published in the Official Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction and it regulates rates for the regulated services of Telefónica CTC Chile during the five-year period from 1999-2004, and had to be applied retroactively as of May 4, 1999.

In Resolution No. 611, the Antitrust Commission established the possibility for Telefónica CTC Chile to offer alternative rate plans to Decree No. 187, oriented toward volume discounts and to request rate freedom in certain geographic areas. On September 4, 2001, Telefónica CTC Chile presented a proposal for alternative rate plans (for high traffic consumption), which were approved in October 2002.

On May 24, 2002, Telefónica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

Of the five companies that were awarded the bid to operate wireless standard telephone service concessions in the 3,400 to 3,700 MHz Wireless Local Loop (WLL) only Entel (licenses: one national and 13 regional) is developing their projects. Telefónica del Sur (which was awarded licenses in the VIII and X Regions) informed Subtel it was interrupting the project, due to extenuating circumstances, therefore Subtel extinguished the local wireless local public service concession in the VIII and IX regions.

Long Distance

This market contemplates providing communications services between primary areas (NLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for national and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to compliance with the regulations established by the Law.

In the current market there are 15 companies operating effectively with 18 carrier codes. Traffic in the NLD markets, through standard telephone lines recorded a drop in the first quarter of 2004 compared to the first quarter of 2003 estimated at 8.4%. In the same period a 1.5% increase is estimated in ILD traffic market. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and GLOBUS 120, during the first quarter of 2004 reached an estimated market share of 43.5% in national long distance and 31.8% in international outgoing long distance.

Corporate Communications

Contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies and Internet access suppliers (ISPs). Likewise includes commercialization of advanced switchboard units (multiple line and PABx, among others).

In October 2002 we decided to refocus Telefónica Empresas toward the company and corporate segment. In this business Telefónica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, reaching an income share of approximately 49%, in 2003, including sale of advanced telephone equipment to companies and advanced telephony in private networks.

Mobile Communications

Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are currently four mobile telephone operators and one smaller operator of mobile satellite communications and an operator that offers digital trunking and which is authorized to interconnect to the public mobile network.

Telefónica CTC Chile, through its subsidiary Telefónica Móvil, has approximately 31% of total subscribers estimated at 7.9 million as of March 2004.

Regarding the tender for PCS mobile telephone service in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefónica Móvil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.

On July 18, 2002, the three 10 MHz frequencies on a 1.900 MHz band were awarded. Telefónica Móvil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$12.8 million.

Pay TV

The pay television market is composed of two main competitors (Metrópolis and VTR) who jointly have over 90% of the pay TV market with some 725 thousand subscribers, Two satellite TV operators and approximately 20 cable TV operators in specific areas, which jointly do not reach 10% of the market.

On July 3, 2000, a contract was signed for the sale of Metrópolis Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Preventive Antitrust Commission (Comisión Preventiva Antimonopolios). The amount of the transaction was US$270 million for 40% of Metrópolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compañía de Telecomunicaciones de Chile Plataforma Técnica Red Multimedia. In addition the arbitration processes between both companies ended through judicial advent.

Internet Access

In this market there are currently approximately 35 ISP operating effectively, with three of these concentrating 83% of traffic. IP traffic in the first quarter of 2004 in the Telefónica CTC Chile network, was in the order of 1,224 million minutes, a 14.8% drop in comparison to the first quarter of 2003, mainly due to migration of intensive users to broad band.

Telefónica CTC Chile focalizes Internet access for companies through its ISP TIE, segment in which they own a participation of close to 30%, and have commercial agreements with ISP Terra.

Broad Band ADSL

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broad band, directly to the customer and through a wholesale model in the ISP industry. At the end of the March 2004 ADSL access in the service of Telefónica CTC Chile reached 143,108 with a growth of 117% compared to March 2004, achieving an estimated share of 40% of the broad band market, considering speeds equal to or greater than 128 kbps.

Other Businesses

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven national companies, out of which CTC Equipos as of March 2004 has approximately a 24% market share considering its own 10,671 public telephones. In addition Telefónica CTC Chile has 20,534 telephones denominated as community.

On November 20, 2001 a subsidiary was formed to commercialize and install intruder alarms and video cameras for residences and companies, providing monitoring and vigilance services and any other service relating to the above. As of March 2004 it is estimated that Telefónica CTC Chile has a market share of 28% in this service.

10.	ANALYSIS OF MARKET RISK

Financial Risk Coverage

Due to the attractive foreign interest rates during certain periods, the Company has obtained foreign financing denominated mainly in United States dollars and euros and in certain cases with floating interest rates. For this reason the Company faces two types of financial risks, the risk of changes in the exchange rate and the risk of interest rate fluctuations.

Financial risk due to changes in foreign currency

The Company has coverage for all types of exchange the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its revenues. The percentage of financial debt exposure is definite and is continuously reviewed, basically considering the volatility of the exchange rate, its tendency, and the cost and availability of hedge instruments for different terms.

The main hedge instruments used are dollar/UF and dollar/peso exchange insurance.

As of March 31, 2004, the financial debt in original currency expressed in dollars was US$1,386.8 million, including US$968.2 million of financial liabilities in dollars, US$ 231.1 million in debt in unidades de fomento, US$156.5 million in debt in euros and US$ 31 million in debt in pesos. In this manner US$1,139.5 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to changes in the dollar.

Simultaneously, the Company had dollar/UF exchange rate insurance and assets in dollars that resulted, as of March 31, 2004, in an average exposure of 0% in foreign currency.

Financial risk in case of changes in variable (floating) interest rates

The policy for covering interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of March 31, 2004, the Company had debts with variable Libor, Euro Libor and TAB interest rates mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly collars and Forward Rate Agreements (which protect Libor rate), which limit future fluctuations of interest rates. This has allowed the Company to end up with an exposure of 38% of total financial debt in original currency as of March 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2004	COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
By: /s/ Julio Covarrubias F. Name: Julio Covarrubias F. Title: Chief Financial Officer